EXHIBIT 2.1
EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT
Among
ITT INC.,
INTELCO MANAGEMENT LLC,
SAPPHIRE TOPCO, INC.
and
THE SUBSIDIARIES OF INTELCO MANAGEMENT LLC
Dated as of June 30, 2021

INDEX OF DEFINED TERMS
(OTHER THAN TERMS DEFINED IN SECTION 6.15)

Acquisition Engagement	Section 6.12(a)	Notice of Claim	Section 5.3(a)
Agreement	Preamble	Party or Parties	Preamble
Anti-Corruption Laws	Section 2.13(b)	Pre‑Closing Books and Records	Section 4.1(a)
Buyer	Preamble
Buyer 401(k) Plan	Section 4.5(a)	Pre‑Closing Tax Period	Section 5.2(a)(iv)
Buyer Indemnified Party	Section 5.2(a)	Privileged Communications and Materials	Section 6.12(b)
Closing	Section 1.2
Closing Date	Section 1.2	QSF	Section 2.14(m)
Closing Payment	Recitals	Sale	Section 1.1
Company	Preamble	Seller	Preamble
Company Accounts	Section 2.5	Seller 401(k) Plan	Section 4.5(a)
Company Employees	Section 2.12(a)	Seller Books and Records	Section 4.1(a)
Company Indemnified Party	Section 4.4(a)	Seller Indemnified Party	Section 5.2(b)
Company Interests	Recitals	Settlement Agreements	Section 2.8(a)(ix)
Company Parties	Section 6.12(a)	Solvency Opinion	Recitals
Continuing Employees	Section 4.5(a)	STB	Section 6.12(a)
Deductible	Section 5.2(a)	Straddle Period	Section 5.2(a)(iv)
Enforceability Limitations	Section 2.1	Tail Policy	Section 4.4(b)
Indemnified Party	Section 5.3(a)	Target Entities	Section 6.15
Individual Basket Amount	Section 5.2(a)	Tax Claim	Section 4.6(f)(i)
Insurance Policy	Section 2.15	Transfer	Section 4.2
Material Contracts	Section 2.8(b)	Transfer Taxes	Section 4.6(g)
Maximum Premium	Section 4.4(b)

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of June 30, 2021 (this “Agreement”), is made and entered into by and among ITT, Inc., an Indiana corporation (the “Seller”), Sapphire TopCo, Inc., a Delaware corporation (the “Buyer”), InTelCo Management LLC, a Delaware limited liability company (the “Company”), and those Subsidiaries of the Company that are party hereto. Seller, Buyer and the Company are each referred to individually as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, Seller is the sole owner of all of the issued and outstanding limited liability company membership interests of the Company (the “Company Interests”);
WHEREAS, the Company and its Subsidiaries have certain Asbestos‑Related Liabilities and Products Liabilities for which the Company and its Subsidiaries will remain responsible following the Closing;
WHEREAS, at the Closing, pursuant to the Omnibus Agreement, Seller shall cause $398,000,000 in the aggregate to be paid to ITT LLC and Goulds Pumps LLC (the “Closing Payment”);
WHEREAS, at the Closing, Buyer shall hereby make an equity contribution of $60,000,000 in cash to the Company and the Company shall hereby make a subsequent equity contribution of $50,000,000 in cash to Goulds Pumps LLC;
WHEREAS, contemporaneously with the execution and delivery of this Agreement, Duff & Phelps has delivered opinions to the board of directors of Seller, the board of managers of the Company, the board of managers of ITT LLC and the board of managers of Goulds Pumps LLC, concluding that, among other things, the Company is Solvent immediately prior to the Closing, at the time of the Closing, and immediately after the Closing (the “Solvency Opinion”).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
CLOSING
Section 1.1Closing. At the Closing, the following shall take place on the terms and conditions set forth herein and in the Omnibus Agreement:
(a)the transactions contemplated by the Omnibus Agreement shall be effected in accordance with their terms; and then
(b)Seller hereby sells, assigns and transfers to Buyer, and Buyer hereby purchases from Seller, the Company Interests free and clear of all Liens (other than Liens on transfer imposed under applicable securities Laws or created by Buyer) (the “Sale”) in exchange for the covenants and agreements of Buyer, the Company and its Subsidiaries contained herein (including the equity contribution by Buyer to the Company occurring at the Closing as set forth below); and then
(c)Buyer hereby contributes $60,000,000 to the equity capital of the Company (and the Company hereby receives, acquires and accepts such funds), which transfer is an equity contribution by Buyer to the Company; and then
(d)the Company hereby contributes $50,000,000 to the equity capital of Goulds Pumps LLC (and Goulds Pumps LLC hereby receives, acquires and accepts such funds), which transfer is an equity contribution by the Company to Goulds Pumps LLC.
The transactions set forth in clauses (a), (b), (c) and (d) above shall all occur contemporaneously in the order set forth above and the Closing shall not be considered to have happened or occurred until each of such transactions is consummated in accordance with its terms.
Section 1.2Closing Date and Deliveries.
(a)The closing of the transactions contemplated by Section 1.1 (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017 at 12:01 a.m. New York time on July 1, 2021 (the “Closing Date”).
(b)At the Closing, Seller shall make the Closing Payment in accordance with the Omnibus Agreement.
(c)At the Closing, Seller shall deliver or cause to be delivered to Buyer:
(i)an assignment and assumption of the Company Interests, duly executed by Seller conveying to Buyer all of Seller’s right, title and interest to the Company Interests free and clear of all Liens (other than Liens on transfer imposed under applicable securities Laws or created by Buyer);
(ii)letters of resignation from the directors and officers of the Company and the Company’s Subsidiaries set forth in Section 1.2 of the Disclosure Schedules;
(iii)evidence reasonably acceptable to Buyer of the Company’s receipt of the Closing Payment at the Closing and completion at the Closing of the transactions contemplated by the Omnibus Agreement; and
(iv)a duly executed Internal Revenue Service Form W-9 of Seller.
(d)Buyer’s Deliverables. At the Closing, Buyer shall:

(i)make the equity contribution to the Company as set forth in Section 1.1 above (which funds were transferred by Buyer to bank accounts in the name of the Company and Goulds Pumps LLC in connection with the execution and delivery of this Agreement; provided that the Parties agree that the equity contributions set forth in Section 1.1(c) and Section 1.1(d) shall only occur at the Closing as set forth herein); and
(ii)deliver or cause to be delivered to Seller an assignment and assumption of the Company Interests, duly executed by Buyer.
Section 1.3Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer, the Company and any other applicable withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the applicable law. If Buyer determines that it is required to withhold Tax with respect to any payment under this Agreement (other than compensatory withholding or withholding arising from a failure to comply with Section 1.2(c)(iv)), then Buyer shall give written notice to the payee at least three days prior to making such payment (or, if later, promptly after becoming aware thereof), and shall provide a reasonable opportunity to provide any applicable certificates, forms or documentation that would reduce or eliminate the requirement to withhold Tax with respect to such payment under applicable Law. To the extent that amounts are so deducted and withheld, such amounts shall be remitted to the appropriate taxing authority and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as otherwise disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Disclosure Schedules shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), as of the date of this Agreement Seller hereby represents and warrants to Buyer:
Section 2.1Authority. Each of Seller and the Company has full legal right and all requisite power and authority, and has taken all actions necessary, to authorize, execute, perform and deliver this Agreement and each other Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, in accordance with the terms of this Agreement and the other Transaction Documents, as applicable. The execution, delivery and performance by Seller and the Company of this Agreement and each other Transaction Document to which it is a party and the consummation by Seller and the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Seller and the Company, as applicable, and no other corporate action on the part of the Seller or the Company is necessary to authorize the execution, delivery and performance of this Agreement and the other

Transaction Documents or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Each of Seller and the Company has duly executed and delivered this Agreement and each other Transaction Document to which it is a party and, assuming the due authorization, execution and delivery by Buyer of this Agreement and each other Transaction Document to which it is a party, this Agreement and each such other Transaction Document constitute each of Seller’s and the Company’s legal, valid and binding obligation, enforceable against them, as applicable, in accordance with their terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Limitations”).
Section 2.2Organization and Corporate Power.
(a)The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Section 2.2(a) of the Disclosure Schedule sets forth a true, correct and complete list of the Company’s Subsidiaries and each such Subsidiary’s jurisdiction of formation. Each of the Company’s Subsidiaries is duly formed, validly existing and in good standing under the Laws of its respective jurisdiction of formation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company and its Subsidiaries are duly qualified or licensed to do business in each jurisdiction in which the nature of its business makes such qualification or licensing necessary under applicable law.
(b)True, correct and complete copies of the Constituent Documents of the Company and its Subsidiaries as in effect on the date of this Agreement have been made available to Buyer in the Project Sapphire Data Room. Neither the Company nor any of its Subsidiaries is in violation of any material provision of their respective Constituent Documents.
Section 2.3Consents and Approvals; No Conflicts.
(a)No filing or registration with, notification to, or authorization, registration, consent, expiration of waiting period or approval of any Governmental Entity is required to be made or obtained by Seller, the Company or any of its Subsidiaries, or any other Affiliate of Seller in connection with the execution, delivery or performance of this Agreement or the other Transaction Documents.
(b)The execution, delivery and performance of this Agreement and each other Transaction Document by Seller and/or the Company, as applicable, does not, and the consummation of the transactions contemplated hereby or thereby do not and will not (i) conflict with or result in a violation of any provision of the Constituent Documents of Seller or the Company; (ii) conflict with or result in a violation of any Law or Order applicable to Seller, the Company or any of their respective properties or assets; (iii) result in the creation of any Lien (other than a Permitted Lien) upon any assets of, or used by, the Company; or (iv), with or without notice, lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a material violation of, result in the acceleration of or create in any Person the right to modify, suspend, revoke, increase any obligation, accelerate, terminate or cancel any Contract (other than any Insurance Policy as to which no representation or warranty is made) to which Seller or the Company are a party or by which either of their respective properties, rights or assets is subject or bound.
Section 2.4Capitalization.
(a)The Company Interests constitute all of the issued and outstanding membership interests of the Company. All outstanding equity securities of the Company’s Subsidiaries are owned free and clear of any Liens by the Company or by a Subsidiary of the Company that is wholly-owned by the Company. All of the Company Interests and equity securities of the Company’s Subsidiaries are duly authorized and validly issued, fully paid and non-assessable and have been issued in compliance with applicable Law and not in violation of: (i) any preemptive rights, rights of first offer, rights of first refusal, purchase option, call option or similar rights; or (ii) the Constituent Documents of the Company and the Company’s Subsidiaries, as applicable. Seller is the owner of all of the Company Interests and upon transfer of the Company Interests to Buyer at the Closing in accordance with this Agreement, good and valid title to all of the Company Interests will pass to Buyer free and clear of any Liens other than any (x) transfer restrictions under applicable federal and state securities Laws and (y) Liens created by Buyer.
(b)(i) Neither the Company nor any of its Subsidiaries has issued or granted nor is bound by any outstanding options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, rights of first refusal, redemption rights or securities convertible or exchangeable into equity securities of the Company or its Subsidiaries, as applicable and (ii) neither the Company nor any of its Subsidiaries is a party or subject to any Contract obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such equity interests, (B) issue, grant or be bound by any options, equity-based awards, equity-linked securities, phantom stock, warrants, puts, calls, subscription rights, preemptive rights, rights of first refusal, redemption rights or securities convertible or exchangeable into equity securities of the Company or any of its Subsidiaries or (C) redeem, repurchase or otherwise acquire any equity securities of the Company or any of its Subsidiaries.
(c)Neither Seller, the Company nor any of its Subsidiaries are parties to any Contract that restricts the transfer of, that relates to (or that provides a proxy for) the voting of, or that provides registration rights in respect of, the equity interests of the Company or its Subsidiaries. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which equity holders of the Company or its Subsidiaries, as applicable, may vote.
(d)The Company and its Subsidiaries do not own any capital stock or equity interests of any other Person (other than wholly-owned direct or indirect Subsidiaries of the Company).

Section 2.5Financial Statements. A true, correct and complete copy of (a) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2021 and (b) the unaudited consolidated profit and loss account of the Company and its Subsidiaries for the period ended March 31, 2021, is set forth in Section 2.5 of the Disclosure Schedules (the “Company Accounts”). Except as set forth on Section 2.5 of the Disclosure Schedules, the Company Accounts (i) have been derived from the accounting books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present, in all material respects, the assets and liabilities, profits and losses of the Company and its Subsidiaries as of the date indicated (subject to normal year-end adjustments and the absence of notes, none of which individually or in the aggregate are material).
Section 2.6Absence of Certain Changes or Events. Except as set forth on Section 2.6 of the Disclosure Schedules, during the period from March 31, 2021 through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business, including in respect of the working capital of such businesses (other than with respect to the sale process in connection with the transactions contemplated by this Agreement).
Section 2.7Claims Database. Except as set forth on Section 2.7 of the Disclosure Schedules, to the Knowledge of Seller, since May 16, 2016, all Claims with respect to Asbestos-Related Liabilities and Products Liabilities that have been received by Seller or its Subsidiaries (including the Company and its Subsidiaries) through due service of process on Seller or its Subsidiaries (including the Company and its Subsidiaries) are provided to the Claims Database for inclusion therein.
Section 2.8Company Material Contracts.
(a)Except as set forth on Section 2.8(a) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract with rights or obligations remaining in effect as of the date of this Agreement:
(i)that provides for material legal and case management services with respect to Asbestos-Related Liabilities or Products Liabilities;
(ii)(A) with a supplier that involves individual or aggregate payments or consideration by the Company to such supplier and its Affiliates of more than $50,000 in the 12-month period prior to the date of this Agreement or (B) that is expected to involve individual or aggregate payments or consideration by the Company of more than $50,000 in any 12-month period following the Closing (provided, that the Company need not disclose on the Disclosure Schedules any Contract pursuant to this clause (ii) if such Contract is also disclosed pursuant to any other clause of this Section 2.8(a));
(iii)that relates to any joint venture, partnership or other similar agreement or arrangements;

(iv)that is a settlement, conciliation or similar agreement (A) with any Governmental Entity, (B) pursuant to which the Company or any of its Subsidiaries will have any material outstanding liability or obligation after the Closing Date, or (C) which imposes any equitable or injunctive relief that restricts, in any material respect, the current business or activities of the Company or any of its Subsidiaries that has not expired pursuant to its terms or which the parties have not agreed to terminate;
(v)that (A) is a credit agreement, loan agreement, indenture, security agreement, guarantee, note, mortgage or other Contract providing for or securing indebtedness for borrowed money (or guaranteeing the indebtedness for borrowed money of another Person), (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company, (C) provides for or relates to any interest, currency or hedging, derivatives or similar Contracts or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company;
(vi)that is between (A) the Company or any of its Subsidiaries, on the one hand, and (B) any of Seller or its Affiliates (other than the Company and its Subsidiaries), on the other hand and which will survive the Closing (excluding any Contract entered into in connection with this transaction);
(vii)that relates to material Intellectual Property licensed to the Company or any of its Subsidiaries, other than non-exclusive licenses entered into in the ordinary course of business with an aggregate value of less than $50,000;
(viii)under which the Company or any of its Subsidiaries (A) leases or subleases any real property from any other Person or (B) leases from any other Person any equipment or other tangible personal property; or
(ix)to the Knowledge of Seller, that is a written settlement, coverage-in-place, tolling, buy-out or other similar agreement with one or more insurers with respect to any Asbestos-Related Liabilities or Products Liabilities (the “Settlement Agreements”).
(b)The Contracts required to be listed on Section 2.8(a) of the Disclosure Schedules are referred to herein as the “Material Contracts.” Except as set forth Section 2.8(a) of the Disclosure Schedules, Seller and/or the Company has made available to Buyer true, correct and complete copies of each Material Contract, including any schedules, exhibits and amendments thereto.
(c)(i) Each Material Contract is valid and binding on the Company or one or more of its Subsidiaries and is in full force and effect, and, to the Knowledge of Seller, is valid, binding and enforceable on the other parties thereto, subject to the Enforceability Limitations, (ii) each Material Contract shall continue in full force and effect after Closing on the same terms and conditions as in effect immediately prior to Closing and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would or does constitute a material breach or material default on the part of the Company or any of its Subsidiaries under any Material Contract or, to the Knowledge of Seller, any other party thereto. Except as set forth in Section 2.8(c) of the Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is or has been in a material dispute with a counterparty to a Material Contract or has received written notice from any other party to a Material Contract that such other party intends to modify, renew on materially different terms, terminate or fail to renew any such Material Contract.
Section 2.9Company Benefit Plans.
(a)Section 2.9(a) of the Disclosure Schedules contains a true and complete list of all Company Benefit Plans and separately lists all material Applicable Seller Benefit Plans. The Company has previously made available to Buyer, as applicable, true and complete copies of each Company Benefit Plan (or, to the extent unwritten, a written accurate description thereof). Each Company Benefit Plan and Applicable Seller Benefit Plan has been established, operated and administered, in all material respects, in compliance and in accordance with its terms and applicable Laws. Each Company Benefit Plan and Applicable Seller Benefit Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code has received a current favorable determination, advisory or opinion letter from the Internal Revenue Service, and nothing has occurred which could reasonably be expected to adversely affect the qualification of such Company Benefit Plan or Applicable Seller Benefit Plan. None of the Company or any of its Subsidiaries has incurred any Taxes or penalties under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There are no pending, or to the Knowledge of Seller, threatened, Claims or Orders (other than routine claims for benefits) with respect to or against any Company Benefit Plan or, any Applicable Seller Benefit Plan, but only to the extent such Order or Claim could result in a liability to the Company or any of its Subsidiaries.
(b)No Company Benefit Plan or Applicable Seller Benefit Plan is, and none of the Company or any of their respective Subsidiaries sponsors, maintains, contributes to (or is required to contribute to), or has any current or contingent liability or obligation under or with respect to any: (i) “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code; or (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA). No Company Benefit Plan or Applicable Seller Benefit Plan provides, and none of Seller or any of its Subsidiaries has any obligation to provide, any retiree or post-termination health or welfare benefits to any Company Employee or any of their dependents, except continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full cost of coverage. None of the Company or any of its Subsidiaries has any current or contingent liability or obligation under Title IV of ERISA or Section 4980B of the Code by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(c)Neither the execution and delivery of this Agreement nor the transactions contemplated herein (either alone or in combination with any other event) will (i) result in any payment becoming due to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, (ii) increase any payments or benefits under any Company Benefit Plan or Applicable Seller Benefit Plan (iii) result in the acceleration of the time of payment, vesting or funding or the forfeiture of any benefits or compensation provided to or payable to any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.
Section 2.10Affiliate Transactions. Except as set forth on Section 2.10 of the Disclosure Schedules, since May 16, 2016, no member of the Seller Group (each, a “Seller Affiliate”), (a) has entered into any Contract with the Company or any of its Subsidiaries, (b) other than the ITT LLC Notes and the Goulds Pumps Notes, has borrowed money from or loaned money to the Company or any of its Subsidiaries, (c) has any claim or cause of action against the Company or any of its Subsidiaries or their respective businesses or (d) owns, leases, or has any economic or other right, license, title or interest in or to any asset, that is owned, used, or held for use by or necessary or material to the operation of any of the businesses of the Company or any of its Subsidiaries as currently conducted. Upon the consummation of the Sale, except as provided in the Omnibus Agreement, there will be no outstanding or unsatisfied Liabilities of any kind (including inter-company accounts, notes, guarantees, loans, or advances) (i) between or among the Company or any of its Subsidiaries, or (ii) between or among the Company or any of its Subsidiaries, on the one hand, and a Seller Affiliate, on the other hand.
Section 2.11Environmental Compliance. Except with respect to Asbestos-Related Liabilities or as set forth on Section 2.11 of the Disclosure Schedules, (i) each of the Company and its Subsidiaries are in, and since January 1, 2018, have been in material compliance with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits required under Environmental Laws, (ii) there are no pending or unresolved or, to the Knowledge of the Seller, threatened material Environmental Claims against, received by or, to the Knowledge of the Seller, respecting the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Seller, there has been no use, treatment, handling, transportation, storage, manufacture, distribution, release, disposal, or presence of, or exposure of any Person to, any Hazardous Substance so as to give rise to any material liability or material obligation (contingent or otherwise) for the Company or any of its Subsidiaries under any Environmental Law.
Section 2.12Employee Matters.
(a)Section 2.12 of the Disclosure Schedules sets forth the individuals employed by the Company and its Subsidiaries as of the date of this Agreement (the “Company Employees”).
(b)Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other contract or agreement with any labor organization, labor union or other representative of any employees of the Company or any of its Subsidiaries, nor is any such contract or agreement presently being negotiated.
Section 2.13Compliance with Laws.

(a)Other than with respect to Asbestos Related Liabilities and Products Liabilities, and except as set forth on Section 2.13 of the Disclosure Schedules, the Company and the Company Subsidiaries are in, and have been since January 1, 2018 in, compliance in all material respects with all applicable Laws. Other than with respect to Asbestos Related Liabilities, neither the Company nor any of its Subsidiaries is subject to any unsatisfied Order, judgment, injunction, ruling, decision, award or decree of any Governmental Entity imposing any material outstanding liability or obligation or ongoing equitable or injunctive relief that restricts, in any material respect, the current business or activities of the Company or any of its Subsidiaries.
(b)Since May 16, 2016, none of the Company or the Company Subsidiaries, nor any of their respective shareholders, directors, officers, managers or employees, or, to the Knowledge of the Seller, their respective agents, contractors or any other Person acting on behalf of the Company or any of its Subsidiaries has (i) made any illegal contribution, gift, bribe, rebate, payoff, commission, promotional allowance, influence payment, kickback, or other payment or economic benefit or anything of value to any Person; (ii) paid, established or maintained any funds or assets that have not been recorded in the books and records of any Company; or (iii) otherwise violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other applicable anti-corruption or anti-bribery law (collectively, “Anti-Corruption Laws”).
(c)None of the Company or the Company Subsidiaries, nor any of their respective shareholders, directors, officers, managers or employees, or, to the Knowledge of the Seller, their agents, contractors or any other Person acting on behalf of the Company or the Company Subsidiaries, is or since May 16, 2016, has been a Sanctioned Person or is or has been the subject of debarment or any list-based designations under the Ex-Im Laws, or since May 16, 2016, has engaged in, or is now engaged in, any dealings or transactions with, or for the benefit of, any Sanctioned Person, or since May 16, 2016, has otherwise violated Sanctions or the Ex-Im Laws. Since May 16, 2016, there have been no legal, regulatory, or administrative proceedings, filings, orders, or governmental investigations, or any internal or external audits, reviews, or inquiries, alleging or concerning any actual or potential violations by the Company or the Company Subsidiaries of Sanctions, Anti-Corruption Laws or the Ex-Im Laws.
(d)Except with respect to Asbestos-Related Liabilities, Products Liabilities or liabilities under Environmental Laws, since January 1, 2018, there are no Claims (i) pending or to the Knowledge of the Seller, threatened in writing against or affecting the Company or any of its Subsidiaries or any of their respective assets, rights or properties or any of their respective officers, employees, managers or directors; or (ii) initiated or threatened in writing by or on behalf of the Company or any of its Subsidiaries.
(e)Section 2.13(e) of the Disclosure Schedule lists each material Permit held by the Company and its Subsidiaries. The Company and the Company’s and its Subsidiaries’ directors, officers, managers, employees and agents, as applicable, possess all material Permits that are required in order for the Company and the Subsidiaries to conduct its business as presently conducted in all material respects. For the last three (3) years, the Company and each of its Subsidiaries has been in material compliance with the terms and requirements of such Permits. There are no proceedings pending or to the Knowledge of the Seller, threatened in writing, relating to the suspension, termination, non-renewal, cancellation, revocation, or modification of any of such Permits. To the Knowledge of the Seller, all such Permits are in full force and effect, and neither the Company nor any of its Subsidiaries is in breach or default under any such Permit in any material respect and each Permit shall continue in full force and effect after Closing on the same terms and conditions as in effect immediately prior to Closing.
Section 2.14Taxes.
(a)The Company and each of its Subsidiaries have timely filed (or caused to be timely filed) all material Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. The Company and each of its Subsidiaries have timely paid (or caused to be paid) all material Taxes due and payable by it and has withheld and paid all material Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, former employee, independent contractor, shareholder, creditor or any other Person, and complied with all information reporting and back up withholding provisions of applicable Law.
(b)No material deficiency for any Tax has been asserted or assessed against the Company or any of its Subsidiaries by a Tax authority in writing, other than any deficiency that has been fully paid, settled or withdrawn. Neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a Tax assessment or deficiency, and no request for any such waiver or extension is currently pending. There are no Liens for Taxes on the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable.
(c)No audit, examination, investigation or other proceeding in respect of any material Taxes or any material Tax Return of the Company or any of its Subsidiaries is currently ongoing or pending or, to the Knowledge of the Seller, proposed or threatened in writing.
(d)Neither the Company nor any of its Subsidiaries (i) is or has been a member of a group (other than any such group the common parent of which is Seller) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any liability for Taxes of any Person (other than the Company or its Subsidiaries, as applicable) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than any customary Tax indemnification provisions in commercial agreements entered into in the ordinary course of business the primary subject matter of which is not Tax matters), or otherwise by operation of Law.
(e)Neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement (other than any customary Tax indemnification provisions in commercial agreements entered into in the ordinary course of business the primary subject matter of which is not Tax matters).

(f)No written claim has been made by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that the Company or such Subsidiary is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction (other than any such claim that has been fully resolved).
(g)Neither the Company nor any of its Subsidiaries has been a “distributing corporation” nor a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 or 361 of the Code is applicable.
(h)Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).
(i)Neither the Company nor any of its Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or before to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, or deferred revenue accrued on or prior to the Closing Date, (iv) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a transaction occurring on or prior to the Closing Date. Neither the Company nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965 of the Code.
(j)The unpaid Taxes of the Company and each of its Subsidiaries (being Taxes not yet due and payable) do not exceed the reserves for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Accounts, and there will be no increase in unpaid Taxes or in the Tax reserve from the Date of the Company Accounts through the Closing Date other than for items arising in the ordinary course of business.
(k)Since December 31, 2020, neither the Company nor any of its Subsidiaries has made or changed any Tax election, changed an annual accounting period, adopted or changed any accounting method, filed any amended Tax Return, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, or taken any other similar action, if such action would have the effect of increasing in any material respect the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or decreasing in any material respect any Tax attribute of the Company or any of its Subsidiaries.
(l)Neither the Company nor any of its Subsidiaries has (i) elected to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act, (ii) deferred any payment of Taxes (including withholding Taxes) pursuant to IRS Notice 2020-65 or any related or similar order or declaration from any Governmental Entity (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States), or (iii) claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act.
(m)Section 2.14(m) of the Disclosure Schedules sets forth (i) each fund, account, trust or other arrangement owned or managed by, affiliated with, or held for the benefit of the Company or any of its Subsidiaries that is purported to be a “qualified settlement fund” (within the meaning of Treasury Regulation Section 1.468B-1) (each, a “QSF”), and (ii) the amount contributed to each QSF prior to the Closing and the amount of any contributed claims that have been paid prior to the Closing. Each QSF is and has always been managed and maintained in accordance with all applicable Laws and satisfies the requirements set forth in Treasury Regulation Section 1.468B-1(c). No deduction has been taken with respect to any Asbestos-Related Liabilities or Products Liabilities currently taken into account on the Company Accounts other than the portion of such Asbestos-Related Liabilities or Products Liabilities for which cash or insurance proceeds have been contributed to a QSF, nor have any such liabilities been taken into account in an amount realized by Seller.
(n)The Company is, and at all times since August 31, 2020, has been, properly treated as a corporation for U.S. federal and all applicable state and local income Tax purposes. At all times since its formation and prior to August 31, 2020, the Company was properly treated as an entity disregarded as separate from its owner for U.S. federal and all applicable state and local income Tax purposes. Each of the Company’s Subsidiaries is, and at all times since its formation has been, properly classified for U.S. federal and all applicable state and local income Tax purposes as the type of entity set forth opposite its name on Section 2.14(n) of the Disclosure Schedules.
Nothing in the Agreement (other than Section 2.14(m)), shall be construed as providing a representation or warranty with respect to the availability in any Tax period (or portions thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes.
Section 2.15Insurance Coverage.
(a)To the Knowledge the Seller, Section 2.15 of the Disclosure Schedules identifies all insurance policies carried by, or maintained on behalf of, the Company or any of its Subsidiaries applicable to the Asbestos-Related Liabilities or Products Liabilities covering the period before January 1, 1986 (each such policy or agreement, an “Insurance Policy”).
(b)Except as set forth in stipulations, motions or pleadings filed with the court in the Insurance Coverage Litigation, orders of the court in the Insurance Coverage Litigation or the Settlement Agreements, since May 16, 2016, to the Knowledge of the Seller, no insurer has claimed in a writing provided to the Company that any policy of insurance currently subject to the Insurance Coverage Litigation is void or voidable or has been fully terminated or fully rescinded.
Section 2.16Brokers. Neither Seller, nor the Company or their respective Affiliates have engaged any bankers, brokers or other persons who may be paid a fee as a result of the transactions contemplated by this Agreement for which Buyer or its Affiliates (including the Company and its Subsidiaries following the Closing) may be liable.
Section 2.17No Other Representations or Warranties. Except for the representations and warranties of Buyer in Article III, Seller acknowledges that neither Buyer nor any Person acting on its behalf has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Buyer nor any Person acting on its behalf makes any representation or warranty with respect to any forecasts, projections or estimates provided by Buyer or any Person acting on its behalf to Seller, any of Seller’s Affiliates or any Person acting on any of their behalf. Seller has not relied on any such information or any representation or warranty not set forth in Article III.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BUYER
Except as otherwise disclosed in the Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Disclosure Schedules shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), Buyer hereby represents and warrants to Seller and the Company as follows:
Section 3.1Authority. Buyer has full legal right and all requisite power and authority, and has taken all actions necessary to authorize, execute and deliver this Agreement and each other Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby in accordance with the terms of this Agreement and the other Transaction Documents, as applicable. The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which it is a party and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Buyer, as applicable and no other corporate action on the part of Buyer is necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. Buyer has duly executed and delivered this Agreement and each other Transaction Document to which it is a party and, assuming the due authorization, execution and delivery by Seller and Company of this Agreement and each other Transaction Document to which each is a party, this Agreement and each such other Transaction Document constitute Buyer’s legal, valid and binding obligation, enforceable against it in accordance with their terms, except as limited by the Enforceability Limitations.
Section 3.2Organization and Corporate Power.
(a)Buyer is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware, and is a direct wholly-owned Subsidiary of Delticus HoldCo, L.P., which is directly or indirectly held by funds managed and/or advised by Warburg Pincus LLC or its affiliates. Buyer has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business in the jurisdiction in which it operates.
(b)True, correct and complete copies of the Constituent Documents of Buyer as in effect on the date of this Agreement have been made available to Seller. Buyer is not in violation of any provision of its Constituent Documents.
Section 3.3Consents and Approvals; No Conflicts.
(a)No filing or registration with, notification to, or authorization, registration, consent, expiration of waiting period or approval of any Governmental Entity is required to be made or obtained by Buyer in connection with the execution, delivery or performance of this Agreement or the other Transaction Documents.
(b)The execution, delivery and performance of this Agreement and each other Transaction Document by Buyer does not, and the consummation of the transactions contemplated hereby or thereby do not and will not conflict with or result in a violation of or a default under (with or without the giving of notice or the lapse of time or both): (i) any provision of the Constituent Documents of Buyer; (ii) any Law or Order applicable to Buyer or any of its properties or assets; or (iii) any Contract to which Buyer is a party.
Section 3.4Legal Proceedings. There are no Claims pending, or to the Knowledge of Buyer, threatened against Buyer or any Affiliate thereof or any of their respective assets, rights or properties or any of the officers or directors of Buyer or any Affiliate thereof that could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby or thereby. Neither Buyer nor any Affiliate thereof nor any of their respective properties, rights or assets is or are subject to any Order except for those that, individually or in the aggregate, would not reasonably be expected to impair, prevent or prohibit the performance of Buyer’s and the Company’s obligations under this Agreement.
Section 3.5Brokers. Neither Buyer nor any of its Affiliates have engaged any bankers, brokers or other persons who may be paid a fee as a result of the transactions contemplated by this Agreement for which the Company, Seller or any of their respective Affiliates may be liable.
Section 3.6Solvency.
(a)Buyer is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud present or future creditors or claimants of the Company or any of its Subsidiaries.
(b)Assuming that the representations and warranties of Seller contained in this Agreement are true in all material respects at and immediately after Closing, upon and immediately following the Closing (after giving effect to all of the transactions and agreements contemplated by this Agreement), Buyer will be Solvent.

Section 3.7No Other Representations or Warranties.
(a)Buyer acknowledges that: (i) it has had access to the books and records, contracts, agreements and documents, and employees, agents and Representatives of the Company, its Subsidiaries, Seller and such other Affiliates of Seller as it deems necessary or advisable in connection herewith; and (ii) Buyer has had an opportunity to seek accounting, legal and other advice or information in connection with its entry into this Agreement and the other documents referred to herein relating to the consummation of the transactions contemplated hereby and thereby.
(b)Buyer acknowledges and agrees that it has only relied on the representations and warranties of Seller set forth in Article II and that none of Seller, the Company, their Affiliates or any Person acting on their behalf has made, and shall not be deemed to have made, any other express or any implied representations or warranties whatsoever.
(c)In furtherance of the foregoing, Buyer acknowledges and agrees that neither Seller, the Company, their Affiliates, nor any Person acting on their behalf has made (and Buyer is not relying on) any representations or warranties (i) with respect to the Asbestos-Related Liabilities or the Products Liabilities or any forecasts, projections, estimates or information regarding the amount of the Asbestos-Related Liabilities or the Products Liabilities or (ii) with respect to the amount (if any) that may be collectible under (or otherwise obtainable in connection with) any of the Insurance Policies or Third Party Assumption Agreements or any forecasts, projections, estimates or information regarding such amounts; provided that the foregoing does not limit the express scope of the representations and warranties set forth in Section 2.7, Section 2.14(m) and Section 2.15.
(d)Buyer acknowledges and agrees that payments with respect to the Asbestos-Related Liabilities and Products Liabilities may be materially greater than any amounts set forth in the Nathan Reports, the Project Sapphire Confidential Information Memorandum, the Company Financial Statements and other materials that may have been provided to (or discussed with) Buyer or its representatives, including any materials in the Project Sapphire Data Room.
(e)Buyer acknowledges and agrees that the amount (if any) that may be collectible under (or otherwise obtainable in connection with) any of the Insurance Policies may be materially less than any amounts set forth in the Project Sapphire Confidential Information Memorandum, the Company Financial Statements and other materials that may have been provided to (or discussed with) Buyer or its representatives, including any materials in the Project Sapphire Data Room.
ARTICLE IV
COVENANTS
Section 4.1Pre-Closing Books and Records.
(a)At the Closing (or thereafter pursuant to the transition services agreement entered into by certain of the Parties, among others, at the Closing (the “Transition Services

Agreement”), Seller will deliver, cause to be delivered or make available to the Company all books and records relating to the accounting, legal, litigation, tax, regulatory, business, operational and financial affairs and assets, properties and employees of the Company and its Subsidiaries relating to the period prior to the Closing (“Pre-Closing Books and Records”), other than the books and records set forth on Section 4.1 of the Disclosure Schedules to be retained by Seller and its Affiliates (“Seller Books and Records”). The Company will preserve and keep all Pre-Closing Books and Records for not less than seven (7) years after the Closing or for any longer period as may be required by Law (including any statute of limitations and applicable extensions thereof) or any Governmental Entity. Prior to destroying or otherwise disposing of the Pre-Closing Books and Records, the Company shall give at least six months prior written notice to Seller and the Seller shall have the right, at its expense, to retain possession (or make copies) of such Pre-Closing Books and Records.
(b)After the Closing, Seller will, and will cause its Affiliates and Representatives to, afford to Buyer, the Company and its Subsidiaries and their Representatives (at Buyer’s sole expense), access during normal business hours upon reasonable notice by Buyer (i) to the Seller Books and Records relating to the Asbestos-Related Liabilities and Product Liabilities and Buyer shall be entitled to make and keep copies of such Seller Books and Records (ii) to such employees of Seller or its Subsidiaries as is reasonably necessary to resolve any Claims for which Buyer or its Affiliates are responsible and (iii) to Seller Books and Records as are reasonably necessary to assist in the preparation or filing of any Tax Return or compliance with any audit, examination or investigation relating to the tax or financial affairs of the Company or any of its Subsidiaries.
(c)After the Closing, Buyer will, and will cause the Company and its Subsidiaries and Representatives to, afford to Seller and its Representatives (at Seller’s sole expense), access (i) to the Pre-Closing Books and Records during normal business hours upon reasonable notice by Seller and Seller shall be entitled to make and keep copies of the Pre-Closing Books and Records; and (ii) to such employees of Buyer or its Subsidiaries (including the Company and its Subsidiaries) as is reasonably necessary to resolve any Claims for which Seller or its Affiliates is responsible.
(d)All information received pursuant to this Section 4.1 that is not generally available to the public shall be kept confidential by the Party obtaining such information, subject to any disclosure (i) to such Party’s Representatives that are subject to confidentiality obligations (with such Party responsible for any breach of confidentiality by such Representatives) or (ii) that is required to be made by such Party in order to comply with applicable Law or the rules or regulations of any securities exchange upon which its securities or the securities of its Affiliates are traded provided that reasonable notice (and consultation to the extent practicable) shall be provided to the other Party prior to any such disclosure. Notwithstanding the foregoing, neither Party (or its Affiliates) shall be required to provide such access or furnish such information if it in good faith reasonably believes that doing so would be reasonably be expected to (w) unreasonably interfere with the business or operations of such Party; (x) breach or violate any applicable Law or Order, (y) result in the loss of attorney-client privilege, work product protection or any other evidentiary privilege or protection, or (z) violate any confidentiality obligation with respect to such information, provided that in each case of (w), (x), (y) and (z) the Parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set forth in (w), (x), (y) or (z).
Section 4.2Post-Closing Distributions. For a period of ten years following Closing, neither the Company nor any of its Subsidiaries shall, directly or indirectly (including by merger, combination, dissolution, splitting, amalgamation or otherwise by operation of law) (A) make any dividend, distribution, payment or other transfer of cash or other assets (including by a loan or other intercompany agreement) to Buyer or any of its Affiliates (excluding the Company and its wholly-owned Subsidiaries at such time) or (B) assume, guarantee or otherwise become liable or responsible for liabilities or obligations of Buyer or any of its Affiliates (excluding the Company and its wholly-owned Subsidiaries at such time) (any of the foregoing in (A) or (B), a “Transfer”) unless (i) the Company has (x) obtained an actuarial valuation report as to the undiscounted aggregate amount of the Asbestos-Related Liabilities of the Company or the relevant Subsidiary (as the case may be) from an independent third party actuarial firm with expertise in asbestos-related liabilities, that is dated and issued to the Company no more than three months prior to the Transfer and (y) made a bona fide estimate, having taken appropriate advice, of the undiscounted aggregate amount of any Claims in respect of Product Liabilities of the Company or the relevant Subsidiary (as the case may be), which estimate is as of a date that is no more than three months prior to the Transfer; (ii) such Transfer is (1) consummated in accordance with applicable Laws in force and effect from time to time under which the Company or the relevant Subsidiary (as the case may be) is subject and (2) would not be reasonably expected to be or give rise to a fraudulent transfer (as such term is defined under applicable Laws in force and effect from time to time under which the Company or the relevant Subsidiary (as the case may be) is subject); (iii) any loan or other lending arrangement under which a Transfer is effected (which, for the avoidance of doubt, shall be subject to the other provisions of this Section 4.2) shall only be made by the Company or its Subsidiaries to a credit-worthy Affiliate of Buyer at such time with a maturity or duration of less than eighteen (18) months; and (iv) following the Transfer, the Company or the relevant Subsidiary (as the case may be) shall have adequate funds to cover the payment, performance and discharge of Asbestos-Related Liabilities and Product Liabilities as such liabilities fall due and become payable (and any costs and expenses related to defense of such matters and any insurance coverage litigation) and all operating expenses (including expenses with respect to employees, office space and other administrative expenses). In the event the Company transfers equity of a Subsidiary in accordance with the provisions of this Section 4.2 such that such entity is no longer a Subsidiary of the Company, the provisions of this Section 4.2 shall apply to such Subsidiary as if it was the Company hereunder. Nothing in this Section 4.2 shall restrict the Transfer of the equity of the Company or any of its Subsidiaries (a “Transferred Entity”), so long as following such Transfer the Transferred Entity remains subject to the covenants and indemnities of this Agreement, including the restrictions on Transfers set forth in this Section 4.2 (which shall apply to the Transferred Entity as it if was the Company), the indemnification obligations set forth in Article V and any other obligations in this Agreement applicable to Subsidiaries of the Company. Buyer, the Company and its Subsidiaries hereby agree to the foregoing.

Section 4.3Publicity. In connection with the execution of this Agreement, the Parties shall issue a mutually agreed press release regarding the transactions contemplated herein and thereafter no Party shall issue a separate press release regarding the transactions contemplated herein without the prior written approval of the other Parties (not to be unreasonably withheld, conditioned or delayed). Except as provided in the Confidentiality Agreement (subject to the terms and conditions therein, including the termination provisions) and Section 4.11 of this Agreement, the Parties shall not otherwise be subject to confidentiality obligations with respect hereto; provided further that notwithstanding the Confidentiality Agreement the Parties (and their Affiliates) may disclose information about the transactions contemplated herein (but not non-public information regarding the other Parties) to other Persons, including current or prospective investors and analysts. For the avoidance of doubt, Buyer and its Affiliates may make disclosures to any of its current or prospective investors in connection with Buyer’s and its Affiliates’ customary fundraising and marketing or informational or reporting activities, subject to customary confidentiality arrangements with respect to any information that remains subject to the Confidentiality Agreement.
Section 4.4Director & Officer Indemnification.
(a)For a period of six (6) years after the Closing, Buyer will cause the Company and its Subsidiaries to indemnify, defend and hold harmless to the fullest extent permitted under applicable Law, all past and present managers, directors and officers of the Company or any of its Subsidiaries (each in such capacities and, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any liabilities, damages, costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with any Claims (whether asserted before or after the Closing) arising out of acts or omissions occurring at or prior to the Closing in connection with such Company Indemnified Party having served as a manager, director or officer of the Company or any of its Subsidiaries or having served at the request of the Company or any of its Subsidiaries as a manager, director or officer of any other corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other business, and, to the greatest extent permitted under applicable law that such Company Indemnified Parties have the right to advancement of expenses from the Company or any of its Subsidiaries pursuant to either (i) the Constituent Documents of the Company or its Subsidiaries or (ii) Indemnification Agreements with the Company or its Subsidiaries, in each case as in effect as of the date of this Agreement, to provide advancement of expenses to any such Company Indemnified Party, subject to receipt of an undertaking from such Company Indemnified Party to repay such advanced amounts if it is determined by a court of competent jurisdiction in a final judgment that such Company Indemnified Party was not entitled to indemnification, in each case as permitted by applicable Law. Buyer shall cause the Company and its Subsidiaries to include and maintain in effect, for a period of six (6) years after the Closing Date, the provisions regarding indemnification of liability of managers, officers and directors that are in the Company’s or its Subsidiaries’, as applicable, Constituent Documents as in effect as of the date of this Agreement. Buyer shall cause the Company and its Subsidiaries to honor all indemnification agreements as set forth in this Section 4.4(a) with any Company Indemnified Party in effect as of the date of this Agreement.

(b)On or about the Closing, the Company shall, at the expense of Buyer, acquire tail coverage for the benefit of each Company Indemnified Party (“Tail Policies”), which provides coverage for a period of six (6) years after the Closing for acts or omissions occurring on or prior to the Closing with terms and conditions which are not less advantageous to such Company Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company as in effect as of the date of this Agreement. Notwithstanding anything to the contrary herein, in satisfying its obligations under this Section 4.4(b), neither the Company nor Buyer shall be obligated to pay an aggregate premium in excess of One Million Dollars ($1,000,000) (such amount, the “Maximum Premium”); provided, that, if the aggregate premium of such insurance coverage exceeds such amount, Buyer shall be obligated to pay for “tail” insurance policies with the greatest coverage available for a cost not exceeding the Maximum Premium.
(c)Any obligation on the part of Seller and its Subsidiaries or their respective insurers, including any directors’ and officers’ liability insurance policy of the Seller, to indemnify or advance expenses to any Company Indemnified Party shall be secondary to the obligations of Buyer and the Company (including after exhausting all coverage under the Tail Policy) pursuant to this Section 4.4, and Buyer and the Company irrevocably waive, relinquish and release Seller and such Subsidiaries from any and all claims Buyer or the Company may have against Seller and its Subsidiaries for contribution, subrogation or any other recovery of any kind in respect thereof. For the avoidance of doubt, the foregoing is not intended to (and shall not) limit the indemnification obligations of Seller pursuant to Article V.
(d)In the event that the Company, its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, in each such case to the extent so required, Buyer shall cause proper provision to be made so that such successor or assign of the Company or its Subsidiaries, as applicable, assumes the obligations set forth in this Section 4.4.
(e)The provisions of this Section 4.4 are intended to be for the benefit of, and will be enforceable by, the Company Indemnified Parties following the Closing and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.
Section 4.5Employee Matters.
(a)Buyer and Seller shall each take all actions necessary to provide that each employee who was employed by the Company immediately prior to the Closing and who continues to be employed by the Company immediately following the Closing (the “Continuing Employees”) who so elects may make a direct rollover (as described in Section 401(a)(31) of the Code) of his or her account balance under any 401(k) plan maintained by Seller or its Affiliates (other than the Company and its Subsidiaries) (the “Seller 401(k) Plan”), under such plan, to a 401(k) plan maintained by Buyer or its Affiliate (the “Buyer 401(k) Plan”) to the extent such distribution is an “eligible rollover distribution” (as defined in Section 402(g) of the Code), and

Buyer shall cause the Buyer 401(k) Plan to accept such direct rollovers. Effective as of the Closing, Seller shall, or shall cause one of its Affiliates to, take all actions necessary or appropriate to cause the Continuing Employees to be fully vested in their account balances under the Seller 401(k) Plan, and Seller shall make to the Seller 401(k) Plan all employer contributions on behalf of each Continuing Employee that would have been made had the transactions contemplated by this Agreement not occurred, regardless of any service or end of year employment requirements, but prorated for the portion of the plan year ending on the Closing Date.
(b)Buyer acknowledges that the Contracts set forth on Section 4.5(b) of the Disclosure Schedules are, as of the Closing, obligations of the Company or its Subsidiaries and such Contracts shall remain the obligations of the Company or its Subsidiaries, as applicable, following the Closing.
(c)Other than those Contracts set forth on Section 4.5(b) of the Disclosure Schedules and the Company Benefit Plans set forth on Section 2.9(a) of the Disclosure Schedules, Seller and its Affiliates (other than the Company and its Subsidiaries) shall retain or assume any and all current or contingent liabilities or obligations that relate to or at any time arise under, pursuant to or in connection with any Applicable Seller Benefit Plan and any other benefit or compensation plan, program, policy, contract, practice, agreement or arrangement at any time maintained, sponsored, contributed to or required to be contributed to by Seller, any of its Affiliates or any of Person who is or was at the relevant time treated as a single employer under Section 414 of the Code with Seller or any of its Affiliates.
(d)Seller and its Affiliates (other than the Company and its Subsidiaries) shall be solely responsible for compliance with the requirements of and all liabilities and obligations arising under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as that term is defined in Treasury Regulation Section 54.4980B-9.
(e)Nothing in this Section 4.5, express or implied, shall (i) create any rights or remedies whatsoever, including any third-party beneficiary rights, in any Person, including any Company Employees or Continuing Employees, by reason of this Section 4.5, (ii) establish, terminate or amend, or require Buyer or its Affiliates to establish, terminate or amend any particular benefit or compensation plan, policy, program, agreement or arrangement, (iii) prohibit Buyer or any of its Affiliates from (A) terminating the employment or service of any Person at any time for any or no reason or (B) establishing, amending, modifying or terminating any benefit or compensation plan, policy, program, agreement or arrangement, or (iv) is intended to confer upon any individual any right to employment or service for any period of time, or any right to a particular term or condition of employment or service.
Section 4.6Tax Matters.
(a)Tax Returns.
(i)Seller shall prepare or cause to be prepared (i) any combined, consolidated, affiliated, unitary, or similar Tax Return that includes Seller or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand (a “Combined Tax Return”), and (ii) all Tax Returns (other than a Combined Tax Return) of the Company and its Subsidiaries for any Pre-Closing Tax Period (a “Company Pre-Closing Tax Return”). Seller shall timely prepare or cause to be timely prepared and shall timely file or cause to be timely filed with the appropriate taxing authorities all such Tax Returns described in the preceding sentence. Seller shall timely pay all Taxes due with respect to any Tax Return described in this Section 4.6(a)(i). With respect to any Company Pre-Closing Tax Return filed after the Closing Date, each such Company Pre-Closing Tax Return shall be prepared on a basis consistent with past practices of the Company and its Subsidiaries except to the extent such past practices are not likely to be upheld under applicable Law at a “more likely than not” level of confidence, and Seller shall deliver a completed draft of said Tax Return to Buyer for Buyer’s review and comment at least fifteen (15) days in the case of any U.S. federal income Tax Return and at least ten (10) days in the case of any state or local Tax Return prior to the filing thereof. Seller shall reflect any reasonable comments of Buyer to the extent there is not a “more likely than not” level of comfort for Seller’s position on the Company Pre-Closing Tax Returns that are filed pursuant to this Section 4.6(a)(i).
(ii)Buyer shall prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries for all taxable periods ending after the Closing Date. Tax Returns for Straddle Periods shall be prepared on a basis consistent with past practices of the Company and its Subsidiaries except to the extent such past practices are not likely to be upheld under applicable Law at a “more likely than not” level of confidence. Buyer shall deliver a completed draft of said Tax Return to Seller for Seller’s review and comment at least fifteen (15) days in the case of any U.S. federal income Tax Return and at least ten (10) days in the case of any state or local Tax Return prior to the filing thereof. Buyer shall reflect any reasonable comments of Seller to the extent there is not a “more likely than not” level of comfort for Buyer’s position on the Tax Returns that are filed pursuant to this Section 4.6(a)(ii).
(iii)Neither Seller nor any of its affiliates shall take any deduction with respect to any Asbestos-Related Liabilities or Products Liabilities currently taken into account on the Company Accounts (other than the portion of such Asbestos-Related Liabilities or Products Liabilities for which cash or insurance proceeds have been contributed to a QSF prior to the Closing Date) nor will Seller or any of its affiliates take any such liabilities into account in an amount realized.
(b)In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:
(i)In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and
(ii)In the case of Taxes not described in (i) above (such as Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such Tax period ended as of the close of business on the Closing Date (and for such purpose, the taxable period of any “controlled foreign corporation” (within the meaning of Section 957 of the Code) and any partnership or other pass-through entity shall be deemed to terminate at such time), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis.
(c)To the extent permitted under applicable Law, the taxable year of the Company and any of its Subsidiaries that includes the Closing Date shall close at the end of the day on the Closing Date for all income Tax purposes, and all income Tax Returns shall be filed consistently with the foregoing.
(d)Buyer, the Company and its Subsidiaries and Seller shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and other representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all periods relating to Taxes, including by maintaining and making available to each other all records necessary in connection with Taxes and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder; provided that nothing in this Section 4.6(d) shall require a party to provide the other party with any portion of any Combined Tax Return, including any schedules or workpapers with respect thereto, other than the pro forma tax returns of the Company and its Subsidiaries that are prepared in connection with Combined Tax Return.
(e)With respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall cause the Company and any of its Subsidiaries not to (i) make, change or rescind any Tax election, (ii) amend any Tax Return, (iii) file any Tax Return in a jurisdiction in which the Company or any of its Subsidiaries did not file previously (unless Buyer reasonably determines that such filing is necessary based on a change in circumstances occurring after the taxable period in respect of any previously filed Tax Return and notifies Seller), (iv) engage in any voluntary disclosure or similar process with any taxing authority, (v) extend the statute of limitations with respect to any Tax, in each case except to the extent required by applicable Law and to the extent such action that would reasonably be expected to have the effect of increasing the liability of Seller for Taxes pursuant to Article V of this Agreement. Buyer and its Affiliates shall not be permitted to make an election under Section 338 of the Code (or any similar election under state or local Tax law) with respect to the transactions contemplated by this Agreement, and Buyer and Seller and their respective Affiliates shall not be permitted to make an election under Section 336(e) of the Code (or any similar election under state or local Tax law) with respect to the transactions contemplated by this Agreement.
(f)Tax Claims.
(i)With respect to any Tax audit or similar administrative or judicial proceeding for Taxes of the Company or any of its Subsidiaries related to a Pre-Closing Tax Period (other than a Straddle Period) for which a claim for indemnification pursuant to this Agreement could be made (a “Tax Claim”), Seller shall, solely at its cost and expense, control all such Tax Claims; provided, however, that with respect to any Tax Claim covering a Company Pre-Closing Tax Return (A) Buyer shall have the right to fully participate in any such Tax Claim with counsel of its own choosing, (B) Seller shall provide Buyer with a timely and reasonably detailed account of each stage of such Tax Claim, (C) Seller shall first consult, in good faith with Buyer before taking any action with respect to the conduct of such Tax Claim, (D) Seller shall consult with Buyer and offer Buyer an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (E) Seller shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, and (F) Seller shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, if Buyer or one of its Affiliates would suffer adverse consequences as a result.
(ii)Buyer shall control all Tax Claims (other than any Tax Claim in respect of a Combined Tax Return) related to a Straddle Period; provided, however, (A) Buyer shall provide Seller with a timely and reasonably detailed account of each stage of such Tax Claim, (B) Buyer shall consult with Seller before taking any significant action in connection with such Tax Claim, (C) Buyer shall consult with Seller and offer Seller an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Claim, (D) Buyer shall defend such Tax Claim diligently and in good faith as if it were the only party in interest in connection with such Tax Claim, (E) Seller shall be entitled to participate in such Tax Claim and attend any meetings or conferences with the relevant Governmental Entity, and (F) Buyer shall not settle, compromise or abandon any such Tax Claim without obtaining the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Buyer nor any of its Affiliates shall be entitled to participate in, any Tax Claim with respect to (i) any Tax Return of Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) or (ii) any Combined Tax Return; provided, however, that in the case of a Tax Claim with respect to a Combined Tax Return that relates to Taxes of the Company or any of its Subsidiaries, Seller shall provide Buyer with a timely and reasonably detailed account of each stage of such Tax Claim.
(g)Transfer Taxes. All transfer, documentary, sales, use stamp, registration and other such Taxes, and any conveyance fees or recording charges (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be paid by Buyer. The Party required by applicable Law to do so shall file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, the other Parties shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other necessary and required documentation.
(h)Tax Refunds and Credits. Seller shall be entitled to the amount of any refund (or credit in lieu of a refund) of Taxes attributable to the Company or any of its Subsidiaries for any Pre-Closing Tax Period or which relate to the portion of a Straddle Period ending on and including the Closing Date. Buyer shall, if Seller so reasonably requests and at Seller’s expense, file for and obtain or cause its relevant Affiliates to file for and obtain any refunds or credits with respect to such Tax periods; provided, that Buyer shall not be required to take any action to the extent such action is reasonably expected to have a non-de minimis adverse impact on Buyer or any of its Affiliates. Seller shall have the right to control the conduct of any such claim for any Pre-Closing Tax period at Seller’s sole cost and expense; provided that Seller shall keep Buyer reasonably informed regarding the status of any such claim. Payments pursuant to this Section 4.6(h) shall be made in immediately available funds within 15 days of the actual receipt or realization of the applicable refund or credit and shall include, for the avoidance of doubt, any interest paid thereon, but shall be net of any reasonable and documented out-of-pocket expenses of Buyer and any Taxes in respect of the receipt or accrual of such refund or credit.
(i)Unified Loss Rule Election. Notwithstanding anything herein to the contrary, to the extent Treasury Regulation Section 1.1502-36 is applicable to Seller or any other member of a combined, consolidated or unitary group that includes Seller or any affiliate thereof with respect to the sale of the Company Interests pursuant to this Agreement, each relevant entity shall make, or shall cause to be made, a valid and timely election pursuant to Treasury Regulations Sections 1.1502-36(d)(6)(i)(A) and 1.1502-36(e)(5) to reduce the basis in the Shares by the “attribute reduction amount,” as defined in Treasury Regulation Section 1.1502-36(d)(3), so as to avoid any reduction to the Company’s Tax “attributes” (as described in Treasury Regulation Section 1.1502-36(d)(4)) and shall not make any other election under Treasury Regulation Section 1.1502-36.

Section 4.7Administration of Asbestos-Related and Products Claims Post-Closing. Following the Closing, Seller will immediately notify the Company in writing of any Claims with respect to the Asbestos-Related Liabilities or the Products Liabilities for which Seller or its Subsidiaries (i) accept service of process and which Claims also have not been served on the Company or any its Subsidiaries (or any proper agent thereof) and (ii) receive written notice thereof that has not also been served on the Company or any of its Subsidiaries; provided that (a) if Seller notifies the Company on or before the date that is 15 Business Days after the date Seller or its Subsidiaries have accepted service of process, that notification shall be considered “immediate” for purposes of this Section 4.7 and there shall be no limitation of any sort on the right for any Seller Indemnified Party to be indemnified pursuant to Article V in respect of such Claim and (b) if Seller notifies the Company after the date that is 15 Business Days after the date Seller or its Subsidiaries have accepted service of process, there shall be no limitation of any sort on the right for any Seller Indemnified Party to be indemnified pursuant to Article V in respect of such Claim, except in the case of this clause (b) to the extent of any increased Losses incurred by Buyer, the Company or its Subsidiaries as a result of such failure or delay (in respect of which neither Buyer nor the Company or its Subsidiaries shall have any liability). The notice shall set forth in reasonable detail the date and nature and basis of such claim; provided that it is understood and agreed that transmittal (including by email or other electronic means) to the Company of a copy of the summons and/or complaint served on Seller or any of its Subsidiaries alleging any Asbestos-Related Liability or Product Liability shall satisfy such notice requirement. The Company and its Subsidiaries will promptly assume defense of any Claims with respect to the Asbestos-Related Liabilities or the Products Liabilities (regardless of whether initially received by the Company or its Subsidiaries or by Seller or its Affiliates) and take such actions (1) as are necessary to actively pursue such defense in a manner reasonably intended to mitigate and minimize any Losses related thereto and (2) as are reasonably necessary for the Company and/or its Subsidiaries (and not Seller or any Affiliate thereof) to be named as the defendant therein provided that, with respect to this clause (2), in connection with removing Seller (and any Affiliate thereof) as a defendant named therein, Seller will reasonably cooperate with the Company with respect to thereto, including with respect to the prompt provision of information reasonably requested by the Company in relation to such Claim that is reasonably available to Seller. Should the Company or its Subsidiaries fail to reasonably seek for the Company or its Subsidiaries (and not Seller or any Affiliate thereof) to be named as the defendant therein, after reasonable notice to the Company, Seller has the right to seek dismissal of itself or any Affiliate from any Claim that should have named the Company or any of its Subsidiaries as the defendant in an Asbestos-Related Liabilities or Products Liability case, and, for the avoidance of doubt, Seller will continue to be indemnified pursuant to Article V for any costs and expenses (or other indemnifiable Losses) incurred by or on behalf Seller in connection therewith. Neither the Company, its Subsidiaries nor Buyer shall require the prior approval of Seller or any of its Affiliates to consent to the entry of any judgment or enter into any settlement or payment with respect to such Claim pursuant to this Section 4.7; provided that any such settlement (i) shall not impose an injunction or other equitable relief upon Seller or its Affiliates and (ii) shall not involve a finding or admission of any violation of applicable Law or the rights of any Person by Seller or its Affiliates or other wrongdoing by Seller or its Affiliates.

Section 4.8Recovery Rights. Following the Closing, in the event (i) Buyer or the Company or its Subsidiaries fails to promptly (and in any event within 30 Business Days of Buyer becoming actually aware that such Recovery Right(s) is exercisable) exercise any applicable Recovery Rights in connection with a matter against which Seller is to be indemnified pursuant to Article V and Buyer, the Company and its Subsidiaries fail to so indemnify Seller, Seller shall be provided the opportunity to exercise such Recovery Rights following prior written notice to Buyer; and (ii) the Parties become aware of any Recovery Rights related to Asbestos-Related Liabilities or Products Liabilities that are not in the name of the Company or any of its Subsidiaries, to the extent permitted by the underlying Contracts governing such Recovery Rights, Seller shall promptly assign or cause the assignment of such Recovery Rights to the Company for no additional consideration, subject to the terms of this Section 4.8. Following the Closing, Seller shall be entitled to exercise all rights under any Third Party Assumption Agreements to the extent not related to Asbestos-Related Liabilities or Products Liabilities (including the right to make Claims (and settle Claims) to the extent not related to Asbestos-Related Liabilities or Products Liabilities) and the Company and its Subsidiaries shall reasonably cooperate in connection therewith at its own expense and for no additional consideration.
Section 4.9Spin Agreements. Each of the Parties acknowledges and agrees that ITT LLC will remain party to the Spin Agreements and will pass along the benefit of the Spin Agreements to Seller. For the avoidance of doubt, and in accordance with Section 4.9(b), (i) any burden or liabilities under the Spin Agreements related to any Asbestos-Related Liabilities or Product Liabilities shall be the responsibility of the Company or its Subsidiaries, as the case may be, to the extent such party is indemnifying Seller for such liabilities as set forth herein, and (ii) any burden or liabilities under the Spin Agreements (excluding any Asbestos-Related Liabilities or Product Liabilities) shall be the responsibility of Seller to the extent Seller is indemnifying the Company for such liabilities as set forth herein.
Section 4.10Names of the Company.
(a)From and after the Closing Date, the Company and its Subsidiaries shall not, and Buyer shall cause the Company and its Subsidiaries not to, change their respective names, except as provided in clause (b) below.
(b)Seller hereby grants to the Company and its Subsidiaries a non-exclusive, non-transferable, non-sublicensable license to continue using their respective trade names set forth on Section 4.10(b) of the Disclosure Schedules solely as part of the corporate name of the Company or its Subsidiaries, as applicable, and related use solely in connection with the operation of the management of Claims related to the Asbestos-Related Liabilities and the Products Liabilities until such Claims have been satisfied; provided that on or after the date that is the fifteenth anniversary of the Closing Date; the Seller may terminate such license, subject to providing the Company at least 180 days’ notice (which notice may be provided prior to the fifteenth anniversary of Closing to allow the termination to occur on the fifteenth anniversary or thereafter). Following delivery of any such termination notice and through the date of termination, the Seller and the Company shall reasonably cooperate with each other. No later than the date of termination of the license, Buyer shall cause the Company and its Subsidiaries to adopt, execute, deliver and file such resolutions and other instruments as may be necessary or advisable to change the name of the Company and its Subsidiaries to names that do not include “ITT” or “Goulds Pumps”. For the avoidance of doubt there shall be no breach of this provision if Buyer, the Company and its Subsidiaries (as applicable) make the necessary filings to change the name of the Company and its Subsidiaries by the date of termination of the license, but the applicable Governmental Entity processes the requested change after the expiry of the license. Notwithstanding the obligation to change the name of the Company and its Subsidiaries set out above, following termination of the license, the Buyer, the Company and its Subsidiaries shall use reasonable efforts to discontinue use of “ITT” or “Goulds Pumps” as soon as reasonably practicable, and in any event no later than 90 days from termination of the license, save that neither the Buyer, the Company nor its Subsidiaries (as applicable) shall be in breach of this provision with respect to any (i) names which cannot be easily removed, masked or obliterated, (ii) incidental use of the names, including where such names are included on materials already in circulation, or (iii) reference made to the historical connection between the Buyer, the Company or its Subsidiaries and the Seller or the transactions contemplated under this Agreement.
Section 4.11Confidentiality. Seller acknowledges that the continued success of the Company and its Subsidiaries depends upon the use and protection of Proprietary Information and Seller further acknowledges that any material non-public information it may have regarding the Asbestos-Related Liabilities, the Product Liabilities or the Insurance Policies (collectively, the “Proprietary Information”), is the property of the Company and its Subsidiaries. Accordingly, Seller agrees that it shall not, directly or indirectly through any third party or Affiliate, disclose to any unauthorized Person (other than as is required to be disclosed in connection with bona fide compliance, Tax or regulatory activity or in respect of an exit or sale transaction, provided that each such recipient is subject to customary confidentiality obligations) any Proprietary Information without the Company’s or Buyer’s prior written consent. Proprietary Information shall not include any information that (x) becomes available to the public other than as a result of acts or omissions to act of Seller or any of its Affiliates, (y) is required to be disclosed pursuant to any applicable Law (it being agreed that Seller shall, to the extent legally permissible, provide Buyer or the Company with prompt written notice of any such requirement prior to disclosure of any such Proprietary Information so that Buyer or the Company may seek, at its sole expense, an appropriate protective order or waive compliance with the provisions of this Section 4.11) or (z) is used in connection with any Claim to which the Seller or any of its Affiliates is a party.
ARTICLE V
INDEMNIFICATION
Section 5.1Survival. The representations and warranties of Seller and Buyer contained in this Agreement shall survive the Closing Date hereunder and continue in full force and effect until the date that is the second anniversary of the Closing Date, except that the Fundamental Representations shall survive until sixty (60) days following the expiration of the applicable statute of limitations and the representations and warranties in Section 2.15(b) shall survive until the date that is fifteen months after the Closing Date. The covenants in this Agreement that require performance after the Closing shall survive in accordance with their terms. For the avoidance of doubt, other than with respect to indemnification pursuant to Section 5.2(a)(i) and Section 5.2(b)(i), the indemnification obligations contained herein represent the parties’ intention to allocate certain liabilities and obligations and are not claims for breach in any respect, thus the parties intend for such provisions to remain in effect after Closing in perpetuity. Notwithstanding the foregoing, all representations and warranties related to any claim asserted pursuant to Article V within the relevant time period set forth in this Section 5.1 shall survive until all such claims shall have been finally resolved and payment in respect thereof, if any is required to be made, shall have been made.
Section 5.2Indemnification.
(a)By Seller. From and after the Closing, Seller agrees to defend, indemnify and hold harmless Buyer, the Company and their respective Affiliates and each of their respective managers, officers, directors, employees, agents and other Representatives (each, a “Buyer Indemnified Party”) from and against any and all Losses, relating to, arising out of or attributable to:
(i)any breach of or inaccuracy in any representation or warranty of Seller in this Agreement Seller has not made any representations or warranties regarding Asbestos-Related Liabilities, Product Liabilities or the Insurance Policies and shall not provide any indemnification with respect to any Asbestos-Related Liabilities, Product Liabilities and the Insurance Policies; except solely to the extent of any breach of Section 2.7, Section 2.14(m) or Section 2.15 and subject to the other limitations set forth herein;
(ii)any breach of or failure by Seller to perform, or cause to be performed, any of the covenants or obligations contained in this Agreement or the other Transaction Documents;
(iii)all fees and expenses of counsel, accountants, consultants and advisers to Seller or the Company or any of their respective Affiliates arising or incurred prior to or upon the Closing in connection with the preparation, negotiation, execution and performance of this Agreement and the Transaction Documents or any other agreement or document delivered in connection herewith and the transactions contemplated hereby and thereby and any other similar or alternative transaction contemplated by the Seller in relation to the Company and its assets and liabilities prior to the Closing, and any bonuses (together with the employer’s portion of employment, payroll, social security, unemployment or similar Taxes thereon) paid or payable in connection with the transactions contemplated by this Agreement and the Transaction Documents, other than in respect of any such fees and expenses incurred by Buyer and its Affiliates (other than the Company and its Subsidiaries);
(iv)any liabilities or obligations arising out of any Contract or transaction that was purported to be terminated, effective as of immediately prior to the execution and delivery of this Agreement, pursuant to the Omnibus

Agreement (provided that Seller shall not provide any (and the Seller Indemnified Parties shall remain entitled to) indemnification with respect to any Asbestos-Related Liabilities or Product Liabilities);
(v)(A) any liability or obligation for Taxes of Seller or any of its Affiliates for any Tax period, (B) any liability or obligation for Taxes of the Company or any of its Subsidiaries, for any Tax period ending on or before the Closing Date (“Pre-Closing Tax Period”) or with respect to any Tax period that begins on or before and ends after the Closing Date (“Straddle Period”) for the portion thereof ending on the Closing Date, (C) any liability or obligation (as a result of Treasury Regulations Section 1.1502-6 or otherwise) for Taxes of any Person (other than the Company or any of its Subsidiaries) which is or has ever been affiliated with the Company or any of its Subsidiaries or with whom the Company or any of its Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined, unitary, aggregate or similar Tax Return, with respect to any Pre-Closing Tax Period or the portion of any Straddle Period ending on and including the Closing Date, (D) any liability or obligation for Taxes of any Person (other than the Company or any of its Subsidiaries) arising as a transferee or successor, by contract, or otherwise by operation of Law, which liability arises as a result of an event or transaction occurring prior to the Closing or (E) any liability or obligation for Taxes resulting from or attributable to the transactions in the Omnibus Agreement set forth in Section 5.2(a)(v) of the Disclosure Schedules; and
(vi)any liability or obligation of the Seller, Company or its Subsidiaries (whether such liability or obligation is, as of the date of this Agreement, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured, or otherwise): (A) incurred, arising or suffered prior to the Closing, (B) any Environmental Claims, causes of action and other liabilities and obligations of or against the Seller, Company or its Subsidiaries arising under or relating to Environmental Laws or Hazardous Substances arising out of the properties, products, operation, conduct, business or activities of the Seller, Company or such Subsidiary thereof prior to the Closing and (C) any liabilities or obligations under the Spin Agreements; provided that in each case of the foregoing this clause (vi) shall not apply with respect to any Asbestos-Related Liabilities, Products Liabilities or Taxes.
Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.2(a)(i):
(x) with respect to any given claim for Losses (other than a claim for Fraud), unless such claim is individually (or when aggregated with claims arising out of the same or similar facts and circumstances) in excess of $25,000 (the “Individual Basket Amount”) (it being understood that the Buyer Indemnified Parties may recover for the full amount of such Losses (and not just the excess) once the claim exceeds such Individual Basket Amount);

(y) until the aggregate Losses of the Buyer Indemnified Parties (other than a claim for Fraud) that individually exceed the Individual Basket Amount exceeds on a cumulative basis an amount equal to $3,000,000 (the “Deductible”), whereupon the Buyer Indemnified Parties shall be entitled to recover for the aggregate Losses of the Buyer Indemnified Parties that individually exceed the Individual Basket Amount that are in excess of $2,000,000; and
(z) in a cumulative aggregate amount (taking into account all amounts paid by the Seller pursuant to Section 5.2(a)(i) hereunder) exceeding $10,000,000 (other than a claim for Fraud);
provided that solely with respect Losses relating to any breach or inaccuracy of any Fundamental Representation, clauses (x) and (y) above shall not apply and clause (z) above shall be deemed (solely as it applies to the Fundamental Representations) to include the amount “$60,000,000” in lieu of “$10,000,000”.
(b)By Buyer. From and after the Closing, Buyer agrees to defend, indemnify and hold harmless Seller and its Affiliates and each of their respective managers, officers, directors, employees, agents and other Representatives (each, a “Seller Indemnified Party”) from and against any and all Losses, relating to, arising out of or attributable to:
(i)any breach of or inaccuracy in any representation or warranty of Buyer in this Agreement.
Notwithstanding anything herein to the contrary, the Seller Indemnified Parties shall not be entitled to indemnification pursuant to Section 5.2(b)(i):
(x) with respect to any given claim for Losses (other than a claim for Fraud), unless such claim is individually (or when aggregated with claims arising out of the same or similar facts and circumstances) in excess of the Individual Basket Amount (it being understood that the Seller Indemnified Parties may recover for the full amount of such Losses (and not just the excess) once the claim exceeds such Individual Basket Amount);
(y) until the aggregate Losses of the Seller Indemnified Parties (other than a claim for Fraud) that individually exceed the Individual Basket Amount exceeds on a cumulative basis an amount equal to the Deductible, whereupon the Seller Indemnified Parties shall be entitled to recover for the aggregate Losses of the Seller Indemnified Parties that individually exceed the Individual Basket Amount that are in excess of $2,000,000; and
(z) in a cumulative aggregate amount (taking into account all amounts paid by the Buyer pursuant to Section 5.3(a)(i) hereunder) exceeding $10,000,000 (other than a claim for Fraud);
provided that solely with respect Losses relating to any breach or inaccuracy of any Fundamental Representation, clauses (x) and (y) above shall not apply and clause (z) above shall be deemed (solely as it applies to the Fundamental Representations) to include the amount “$60,000,000” in lieu of “$10,000,000”.

(c)By the Buyer, Company and its Subsidiaries. From and after the Closing, Buyer, the Company and its Subsidiaries shall, jointly and severally, defend, indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses relating to, arising out of or attributable to:
(i)the Asbestos-Related Liabilities;
(ii)the Products Liabilities; and
(iii)any breach of or failure by Buyer, the Company or any of its Subsidiaries to perform, or cause to be performed any of the covenants or obligations contained in this Agreement or the Transaction Documents.
(d)Exclusive Remedy. Other than with respect to breaches of covenants contained in this Agreement (for which the remedy of specific performance or injunctive relief is available) or Fraud, indemnification pursuant to this Article V shall be the sole and exclusive remedy from and after the Closing with respect to any matter arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement, and the Parties hereto hereby waive and release any other rights, remedies, causes of action, or claims that either of them have or that may arise against any other Party with respect thereto.
(e)Notwithstanding anything herein to the contrary, the Buyer Indemnified Parties shall not be entitled to any indemnification arising out of any Losses (i) for any Taxes arising in any taxable period (or portion thereof) beginning after the Closing Date attributable to a claim pursuant to Section 5.2(a)(i) for a breach of the representations in Section 2.14 other than the representations in Section 2.14(e), Section 2.14(i), Section 2.14(k), Section 2.14(l), Section 2.14(m) or Section 2.14(n) (ii) for Taxes arising from actions of Buyer or its Affiliates on the Closing Date after the Closing outside the ordinary course of business, (iii) as a result of any election under Section 338 of the Code (or any similar election under state or local Tax law) with respect to the transactions contemplated by this Agreement or (iv) for any Taxes that are due to the unavailability in any Tax period (or portions thereof) beginning after the Closing Date of any net operating losses, credits or other Tax attributes, except to the extent arising from a breach of Section 2.14(m).
(f)No party’s rights to indemnification under Section 5.2(a)(i) or Section 5.2(b)(i) shall be affected or deemed waived by reason of any investigation made by or on behalf of such party (including by any of its advisors or representatives) or by reason of the fact that such party or any of such advisors or representatives knew or should have known that any representation or warranty is, was or might be, inaccurate.
(g)For purposes of determining whether there has been any breach of any representation, warranty or covenant made by Seller herein, and for purposes of calculating Losses hereunder, all qualifications to such representation or warranty by use of the word “material”, “materially” or “materiality” shall be disregarded.

(h)No Buyer Indemnified Party or Seller Indemnified Party shall be entitled to recover more than once in respect of the same Loss (notwithstanding that such Loss may be subject to indemnification under multiple provisions of this Article V).
Section 5.3Procedure for Indemnification for Breach of Representations and Warranties.
(a)Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under Section 5.2(a)(i) or Section 5.2(b)(i) (an “Indemnified Party”) (except indemnification claims with respect to Section 5.2(a)(i) which arise under Section 2.14 or Section 5.2(a)(v), both of which shall be governed by Section 4.6(f)) shall, in the case of a Buyer Indemnified Party, promptly notify in writing Seller and, in the case of a Seller Indemnified Party, promptly notify in writing Buyer or the Company, as applicable (any such notice, a “Notice of Claim”); provided, however, that no delay on the part of any Indemnified Party in providing such notice shall adversely affect the rights of the Indemnified Party under Section 5.2 except to the extent that the Indemnifying Party is actually prejudiced by such failure. The Notice of Claim shall set forth in reasonable detail (i) the date and nature and basis of such claim and (ii) a good faith estimate of the amount of such claim (if known and quantifiable). The Indemnified Party shall provide any information reasonably requested by Seller, Buyer or the Company, as the case may be, in relation to such claim.
(b)If a claim for indemnification is with respect to a Claim under Section 5.2(a) or 5.2(b) by a third-party against an Indemnified Party, (i) Seller, in the case of a claim by a Buyer Indemnified Party and Buyer or (ii) the Company, in the case of a claim by a Seller Indemnified Party (Seller, Buyer or the Company, as applicable, the “Indemnifying Party”), shall be entitled (but not obligated) to defend the Indemnified Party against such Claim with counsel selected by the Indemnifying Party (subject to the reasonable approval of the Indemnified Party) at the Indemnifying Party’s sole cost and expense; provided however that prior to assuming such control of the Claim, the Indemnifying Party acknowledges in writing that it is obligated to indemnify the Indemnified Party with respect to such Claim to the extent provided for in, and subject to the limitations of, this Article V. The Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld); provided that the such consent of the Indemnified Party shall not be required if the judgment or proposed settlement (i) releases the Indemnified Party and its Affiliates from all liability or obligation in connection with such Claim, (ii) does not impose an injunction or other equitable relief upon the Indemnified Party or its Affiliates but involves solely the payment of money damages for which the Indemnified Party will be indemnified hereunder and (iii) does not involve a finding or admission of any violation of applicable Law or other wrongdoing by the Indemnified Party or its Affiliates or of the rights of any Person by the Party. If the Indemnifying Party elects to assume the defense of such a Claim, (x) the Indemnifying Party shall use commercially reasonable efforts in the defense or settlement of such Claim; (y) the Indemnified Party shall, at the Indemnifying Party’s sole cost and expense, cooperate in all reasonable respects with the Indemnifying Party and its attorneys in such defense, and (z) the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Claim with its own counsel, but the fees and expenses of such counsel shall be at its own expense unless representation of both the Indemnified Party and the Indemnifying Party by the same counsel would represent a conflict of interest for such counsel under applicable standards of professional conduct for attorneys, in which case the Indemnifying Party will pay the reasonable fees and expenses of such counsel. The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability (or to actions or omissions which could reasonably be expected to result in such liability) with respect to such claim or demand without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 5.4Procedure for Indemnification for Breach of Company Indemnity. Any indemnification Claims under clauses (i) and (ii) of Section 5.2(c) shall be governed by reference to, and subject to the terms of, Section 4.7 of this Agreement. In the event of any conflict between the procedures set forth in this Article V and Section 4.7, the procedures set forth in Section 4.7 shall control.
ARTICLE VI
MISCELLANEOUS
Section 6.1Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects with respect to any of the terms contained herein only in a writing signed by each of the Parties.
Section 6.2Extension; Waiver. Each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements of the other Parties contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
Section 6.3Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the transactions contemplated hereby are consummated; provided that, all fees and expenses incurred by the Company or its Subsidiaries shall be paid by Seller, other than any fees payable to Duff & Phelps, a Kroll Business operating as Kroll, LLC (“Duff & Phelps”) in connection with the Solvency Opinion, which shall be paid 50% by Buyer and 50% by Seller.
Section 6.4Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail so long as confirmation of delivery is obtained, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following mailing if delivered by certified mail, registered mail, courier service, return-receipt received to the party. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:
(a)if to Buyer or the Company, to:
Sapphire TopCo, Inc.
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
Attention:     Daniel Zilberman
    Michael Thompson
Facsimile No.:    212-878-9351
Email:    daniel.zilberman@warburgpincus.com
    michael.thompson@warburgpincus.com

and/or

InTelCo Management LLC
187 Danbury Road, Wilton
Connecticut 06897
Attention:     Craig Johnson
Email:    craig.johnson@intelcomanagement.com

with a copy to:
Kirkland & Ellis International LLP
30 St Mary Axe, London EC3A 8AF
United Kingdom
Attention:     Adrian Maguire
    Dan Clarke
Facsimile No.:    +44 20 7469 2001
Email:    adrian.maguire@kirkland.com    dan.clarke@kirkland.com

(b)if to Seller, to:
ITT Inc.
1133 Westchester Avenue
White Plains, NY 10604
Attention:     General Counsel
Email:     marybeth.gustafsson@itt.com
With a copy to:     legalnotices@itt.com
with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:     Ravi Purushotham
    William Russell
    Michael Torkin
Facsimile No.:    (212) 455-2627
Email:    rpurushotham@stblaw.com
    wrussell@stblaw.com
    michael.torkin@stblaw.com
Section 6.5Entire Agreement.
(a)This Agreement, the Schedules and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.
(b)Any disclosure in any Party’s Disclosure Schedule under this Agreement corresponding to and qualifying a specific numbered paragraph shall be deemed to correspond to and qualify any other numbered paragraph relating to such Party to which the applicability of the disclosure is readily apparent on the face of such disclosure. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.
Section 6.6Third Party Beneficiaries. This Agreement is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that the provisions of Section 4.4 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives.
Section 6.7Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 6.8Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided that Seller shall be permitted to assign this agreement to any Person acquiring all or substantially all of its assets; provided further that no assignment shall limit or reduce the assignor’s obligations hereunder; and provided further that any direct or indirect merger, change of control, equity sale or issuance or other reorganization of Seller shall not constitute an assignment hereunder.
Section 6.9Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without regard to principles of conflicts of Law that would require or permit the application of the Laws of another jurisdiction.
Section 6.10Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 6.4.
Section 6.11Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware in the City of Wilmington or, if such court does not have subject matter jurisdiction, any court of the State of Delaware, without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.
Section 6.12Legal Representation.
(a)Simpson Thacher & Bartlett LLP (“STB”) has acted as counsel for Seller, the Company and its Subsidiaries (prior to and including the Closing) (collectively, the “Company Parties”) in connection with the other transaction documents and the transactions contemplated hereby and thereby (the “Acquisition Engagement”) and, in that connection, not as counsel for any other Person, including, without limitation, Buyer or any of its Affiliates

(including the Company and its Subsidiaries following the Closing). Only the Company Parties shall be considered clients of STB in the Acquisition Engagement. If Seller so desires, STB shall be permitted, without the need for any future waiver or consent, to represent Seller after the Closing in connection with any matter related to the matters contemplated by any of the other transaction documents or any disagreement or dispute relating thereto and may in connection therewith represent the Representatives or Affiliates of Seller in any of the foregoing cases including, without limitation, in any action, dispute, litigation or other adversary proceeding against, with or involving Buyer, the Company or any of its Subsidiaries following the Closing or any of their Representatives or Affiliates.
(b)To the extent that communications between Seller, the Company, its Subsidiaries or any of their Affiliates, on the one hand, and STB, on the other hand, relate to the Acquisition Engagement (in the case of the Company and its Subsidiaries, prior to Closing), such communication and any files or work product of STB to the extent they relate to the Acquisiton Engagement shall be deemed to be attorney-client confidences that belong solely to Seller (the “Privileged Communications and Materials”). Neither Buyer nor any of its Affiliates, including the Company and its Subsidiaries following the Closing, shall have access to any such Privileged Communications and Materials. Without limiting the generality of the foregoing, Buyer acknowledges, for itself and on behalf of its Affiliates, including the Company and its Subsidiaries following the Closing, upon and after the Closing: (i) Seller and STB shall be the sole holders of the attorney-client privilege of the Company Parties with respect to the Privileged Communications and Materials, and neither Buyer nor any of its Affiliates, including the Company and its Subsidiaries following the Closing, shall be a holder thereof; (ii) to the extent that files or work product of STB in respect of the Acquisition Engagement constitute property of a client of STB, only Seller shall hold such property rights of any Company Parties and have the right to waive or modify such property rights; and (iii) STB shall have no duty whatsoever to reveal or disclose any such Privileged Communications and Materials to Buyer or any of its Affiliates, including the Company and its Subsidiaries following the Closing, by reason of any attorney-client relationship between STB and the Company Parties or otherwise; provided that, to the extent any communication is both related and unrelated to the Acquisition Engagement, STB shall provide (and Seller, for and on behalf of the other Company Parties, shall instruct STB to provide) appropriately redacted versions of such communications, files or work product to Buyer or its Affiliates, including the Company and its Subsidiaries following the Closing. Notwithstanding the foregoing, in the event that a dispute arises between any of Buyer, the Company or any of its Subsidiaries following the Closing or their Affiliates, on the one hand, and Seller, on the other hand, concerning the matters contemplated in any of the transaction documents, Buyer, for itself and on behalf of its Affiliates and the Company and its Subsidiaries following the Closing and their Affiliates, agrees that Buyer, the Company and its Subsidiaries following the Closing and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the Privileged Communications and Materials against Seller.
(c)Without limitation of the foregoing, any other communication between Seller, the Company, its Subsidiaries or any of their Affiliates, on the one hand, and any Representative of Seller, the Company, its Subsidiaries or any of their Affiliates (other than STB) or any other third person, prior to the Closing and relating to the Acquisition Engagement shall be deemed confidential information of Seller, and from and after the Closing, such communications shall be deemed to be confidential information that belongs solely to Seller. Prior to the Closing, the Company shall be entitled to transfer possession of such communications (including any tangible and intangible copies of such communications) to Seller. Notwithstanding the foregoing, in the event that a dispute arises between any of Buyer or the Company or its Subsidiaries following the Closing or their Affiliates, on the one hand, and Seller, on the other hand, concerning the matters contemplated in any of the transaction documents Buyer, for itself and on behalf of its Affiliates and the Company and its Subsidiaries following the Closing and their Affiliates, agrees that Buyer, the Company and its Subsidiaries following the Closing and their Affiliates shall not offer into evidence or otherwise attempt to use or assert the foregoing communications against Seller.
Section 6.13Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.
Section 6.14Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Schedules. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Disclosure Schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to time periods in terms of a certain number of days mean calendar days unless expressly stated herein to be Business Days. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day. All documents and other information “made available”, “provided”, “furnished” and similar phrases shall mean only such documents or other information uploaded to the Project Sapphire Data Room as at 10:00 am (New York City time), one (1) Business Day prior to the date of this Agreement. The phrase “ordinary course of business” shall mean with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice, including with respect to timing, frequency and magnitude. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
Section 6.15Definitions. The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 6.15 or on the corresponding page number of the Index of Defined Terms:
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person, provided, that, no investment fund or portfolio company of any investment fund directly or indirectly managed or advised by Warburg Pincus LLC or its Affiliates shall be considered an Affiliate of Buyer.
“Applicable Seller Benefit Plan” means each Benefit Plan other than a Company Benefit Plan.
“Asbestos-Related Liabilities” means any Losses relating to, arising out of or attributable to (by operation of law, or otherwise):
(a)    the actual or alleged exposure of any person to asbestos, silica, asbestos-containing materials or silica-containing materials in any product actually or allegedly manufactured, assembled, marketed, sold, used, installed, or distributed by the Company, its Subsidiaries or any Former Business or any predecessor or successor to, or discontinued operation of, any of the foregoing, including ITT Corporation or Goulds Pumps, Inc. (collectively, the “Target Entities”);
(b)    the actual or alleged exposure of any person to asbestos, silica, asbestos-containing materials or silica-containing materials arising from the actual or alleged existence, operation, maintenance, use, removal or disposal of any asbestos, silica, asbestos-containing materials or silica-containing materials present at any facility, building, manufacturing plant or other real property formerly owned, leased, occupied or utilized by any of the Target Entities; or
(c)    any other actual or alleged exposure of any person to asbestos, silica, asbestos-containing materials or silica-containing materials that is alleged to create liability on the part of any of the Target Entities.
For the avoidance of doubt, “Asbestos-Related Liabilities” shall include (i) any asbestos-related Claims made under worker compensation programs offered to current or former employees of any of the Target Entities and (ii) any contractual or indemnification obligations that may be owed to any third party by any of the Target Entities, including by ITT Corporation under the Spin Agreements, as a result of any of the matters described in clauses (a) through (c) above.

The Seller Indemnified Parties shall be entitled to indemnification hereunder with respect to Asbestos-Related Liabilities (i) notwithstanding the theory of liability alleged in a Claim, including any Claim in respect of Asbestos-Related Liabilities based on theories of veil-piecing or successor liability or that alleges the Company was not solvent as of Closing or any claim in respect of Asbestos-Related Liabilities made under or in respect of applicable federal or state fraudulent transfer law, and (ii) regardless of whether or not (x) such Claims have been asserted against Seller, any of its Affiliates or its or their respective predecessors or any of its or their respective Former Business or discontinued operations as of the Closing Date, or (y) Seller, any of its Affiliates or its or their respective predecessors or any of its or their Former Business or discontinued operations have any knowledge of such Claims as of the Closing Date.
“Benefit Plan” means each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), and each other stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, consulting, change-in-control, retention, fringe benefit, loan, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation, retiree or post-termination health or welfare benefit, or other compensation or benefit plan, agreement, program, policy or arrangement, in each case (i) sponsored, contributed, required to be contributed to or maintained by Seller or any of its Affiliates, including the Company or any of its Subsidiaries, for the benefit of any current or former employees, officers, directors or individual independent contractors of the Company or any of its Subsidiaries, and (ii) under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.
“Business Day” means any day except a Saturday, a Sunday or other day on which banking institutions in New York, New York and London, United Kingdom are authorized or required by Law to be closed.
“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Presidential Memorandum, dated August 8, 2020, issued by the President of the United States) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Entity) and (ii) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act contained in the Consolidated Appropriations Act, 2021, H.R. 133.
“Claim” means any demand, claim, action, legal proceeding (whether at law or in equity), investigation, arbitration, hearing, audit or suit, including as commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity or any other Person.
“Claims Database” means the claims database managed by KCIC on behalf of the Company and its Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.
“Company Benefit Plan” means each Benefit Plan (i) sponsored or maintained by the Company or any of its Subsidiaries, or (ii) primarily covering Company Employees, and in each case for which the Company or any of its Subsidiaries will have liability following the Closing.
“Confidentiality Agreement” means the Confidentiality Agreement between Seller and Warburg Pincus International LLC, dated as of January 27, 2021.
“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.
“Contract” means, with respect to any Person, any note, bond, debenture, mortgage, indenture, deed of trust, license, sublicense, sales order, lease, agreement or other contract, agreement, commitment, instrument or obligation, whether written or oral, to which such Person is a party, in each case, including all amendments, supplements or other modifications thereto.
“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.
“Disclosure Schedules” means the Disclosure Schedules attached hereto, dated as of the date of this Agreement, delivered by Seller to Buyer in connection with this Agreement.
“Environmental Claims” means any Claims, Orders, notices or information requests received from or made by any Governmental Entity or other Person regarding any actual or alleged violation of or liability under any Environmental Law; provided that in no event shall any Asbestos-Related Liabilities or Product Liabilities be considered Environmental Claims for any purpose under this Agreement.
“Environmental Law” means any Law concerning pollution, or protecting the environment, quality of the ambient air, soil, surface water or groundwater or natural resources, or human health and safety as related to exposure to any Hazardous Substance, in each case to the extent not related to Asbestos-Related Liabilities or Product Liabilities.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import laws administered by U.S. Customs and Border Protection).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

“Former Business” means any Person, division, real estate, facility, material asset, business unit or business, including any business within the definition of Rule 11-01(d) of Regulation S-X promulgated under the Securities Exchange Act of 1934 (in each case, including any assets and Liabilities comprising the same) that has been sold, conveyed, assigned, transferred or otherwise disposed of or divested (in whole or in part) or the operations, activities or production of which has been discontinued, abandoned, completed or otherwise terminated (in whole or in part), by the Company or any its Subsidiaries or any predecessor or successor to, or discontinued operation of, any of the foregoing, in each case, prior to the Closing Date.
“Fraud” means actual and intentional common law fraud (but not, for the avoidance of doubt, fraud based on constructive knowledge, negligent misrepresentation or omission, or any form of fraud based on recklessness or negligence) by a Party or its Representatives, as determined in accordance with the Laws of the State of Delaware, with respect to the making of any representation or warranty by such Party set forth in this Agreement.
“Fundamental Representations” means (i) in respect of Seller’s indemnification obligations under Section 5.2(a)(i), the representations and warranties set forth in Sections 2.1, 2.2, 2.3, 2.4, and 2.14, and (ii) in respect of Buyer’s indemnification obligations under Section 5.2(b)(i), the representations and warranties set forth in Sections 3.1, 3.2, 3.3 and 3.5.
“GAAP” means generally accepted accounting principles in the United States.
“Goulds Pumps Notes” means the Promissory Note, dated as of May 16, 2016, between ITT Industries Holdings Inc., as obligor and Goulds Pumps LLC, as payee and the Revolving Demand Promissory Note, dated as of May 16, 2016, between ITT Industries Holdings, as obligor, and Goulds Pumps, as payee.
“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, public or private arbitral body or other tribunal.
“Hazardous Substance” means any substance, material, or waste that is listed, classified or regulated as a “toxic substance,” “hazardous substance,” “hazardous waste” or words of similar meaning or effect, or that may give rise to liability or standards of conduct, under any Environmental Law (but in each case excluding any substance or material resulting in Asbestos-Related Liabilities).
“Insurance Coverage Litigation” means that certain litigation filed in Superior Court of the State of California, Case No. BC 290354 (Los Angeles Superior Court), captioned Cannon Electric Inc., now known as ITT Cannon, Inc. et al. v. Ace Property and Casualty Company et al.
“Intellectual Property” means all worldwide intellectual property rights, including all (i) patents, patent applications and inventions, (ii) trademarks, service marks, corporate names, trade names, domain names, social and mobile media identifiers, logos, trade dress, design rights, and other designations of source or origin, together with the goodwill symbolized by any of the foregoing, and (iii) copyrights.
“Intercompany Notes” means, collectively, the ITT LLC Notes and the Goulds Pumps Notes.
“ITT LLC Notes” means the Promissory Note, dated as of May 16, 2016, between ITT Industries Holdings, Inc., as obligor and ITT LLC, as payee and the Revolving Demand Promissory Note, dated as of May 16, 2016, between ITT Industries Holdings, as obligor, and ITT LLC, as payee.
“Knowledge” means the actual knowledge, after reasonable inquiry, of (a) with respect to Seller, the persons set forth on Section 6.15(a) of the Disclosure Schedules and (b) with respect Buyer, the persons set forth in Section 6.15(b) of the Disclosure Schedules.
“Law” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, act, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.
“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, charge, encumbrance, or security interest of any kind or nature whatsoever.
“Losses” means all actual direct or indirect claims, liabilities, obligations, settlements, losses, fines, costs, expenses, Taxes, judgements, payments, deficiencies or damages (including out-of-pocket expenses and reasonable fees and expenses of professional advisors including attorneys); provided that “Losses” shall not include any punitive damages, except to the extent actually awarded or paid in connection with a Claim.
“Nathan Reports means the ‘Exposure Analysis of Pending and Potential Future Asbestos Claims’ reports for ITT LLC and Goulds Pumps LLC, dated October 2020, prepared by Nathan Associates Inc.
“Omnibus Agreement” means the Project Sapphire Omnibus Agreement entered into by Seller, the Company, ITT LLC and Goulds Pumps LLC, among others, at the Closing.
“Order” means any order, writ, consent, decree, injunction, determination, judgment, award, injunction or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).
“Permit” means any governmental license, waiver, permit, certificate, registration or authorization.
“Permitted Lien” means (i) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established to the extent required by GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company Accounts, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) statutory landlords’ Liens and Liens granted to landlords under any lease, (v) Liens representing any interest or title of a lessors, licensor, sublessor, or sublicensor under any lease, sublease, license or sublicense and (vi) Liens or encumbrances imposed on the underlying fee interest in real property subject to a lease, for each of limbs (iv), (v) and (vi), such Liens which do not materially impair the occupancy or use of the relevant lease sublease, license or sublicense by the Company or its Subsidiaries for the purposes for which it is currently used in connection with their businesses. Notwithstanding anything to the contrary, Permitted Liens include any Liens arising out of or resulting from Asbestos-Related Liabilities or Products Liabilities.
“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Government Entity or political subdivision or an agency or instrumentality thereof, and for the avoidance of doubt shall include any “group” (as set forth in Section 13(d)(3) of the Exchange Act) of Persons.
“Products Liabilities” means any Losses with respect to product liability to the extent relating to, arising out of or attributable to any businesses, operations or services of the Company and its Subsidiaries prior to the Closing, other than (i) Asbestos-Related Liabilities and (ii) any Environmental Claims or other liabilities under Environmental Law.
“Project Sapphire Confidential Information Memorandum” means the confidential information memorandum prepared in connection with Project Sapphire and provided to Buyer.
“Project Sapphire Data Room” means the virtual data room established by the Company in relation to the transactions contemplated by this Agreement.
“Recovery Rights” shall mean any and all rights, remedies, titles, privileges, interests, claims, demands, or entitlements to any proceeds, payments, initial or supplemental dividends, scheme payments, supplemental scheme payments, causes of action, and choses in action under, for or related to the Insurance Policies or the Third Party Assumption Agreements whether now existing or hereafter arising, accrued, unaccrued, liquidated or unliquidated, matured or unmatured, disputed or undisputed, fixed or contingent.
“Representatives” means, with respect to any Person, such Person’s and its Affiliates officers, agents, employees, manager, adviser, general partner, equityholder, consultants, professional advisers (including attorneys, accountants and financial advisors).
“Sanctioned Person” means a Person that is (i) the subject of Sanctions, (ii) a Governmental Entity of, located or resident in or organized or doing business under the laws of a country or territory which is or has been the subject of country- or territory-wide Sanctions within the last five (5) years (including Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine), or (iii) owned or controlled by, or acting on behalf of, any of the foregoing.

“Sanctions” means those trade, economic, and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted, or enforced from time to time by (i) the United States (including the U.S. Department of the Treasury, Office of Foreign Assets Control) and the U.S. Department of State or (ii) other similar governmental bodies with regulatory authority over the Company or the Company Subsidiaries.
“Seller Group” means the Seller and its Affiliates (other than the Company and its Subsidiaries).
“Solvent” means, with respect to any Person (a) the assets of such Person, at a Fair Valuation, exceed its Debts (including contingent Liabilities); (b) the Present Fair Salable Value of the assets of such Person is more than the amount that will be required to pay its probable liability on its existing Debts as they become absolute and matured; (c) such Person should be able to pay their respective Debts (including contingent Liabilities) as they become due; and (d) such Person will not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or in which management has indicated it intends to engage. As used in in the definition of the term “Solvent” the following terms have the definitions indicated below:
(i)    “Fair Valuation” means the aggregate amount for which assets of an entity would change hands between an independent willing buyer and an independent willing seller, in an arm’s length transaction, where both parties are aware of all relevant facts and neither party is under any compulsion to act.
(ii)    “Present Fair Salable Value” means the aggregate amount of net consideration (giving effect to reasonable and customary costs of sale or taxes) that could be expected to be realized from a willing buyer by a willing seller, in an arm’s length transaction under present conditions in a current market for the sale of assets of a comparable business enterprise, where both parties are aware of all relevant facts and neither party is under any compulsion to act, where such seller is interested in disposing of the entire operation as a going concern, presuming the business will be continued, in its present form and character, and with reasonable promptness, not to exceed one year.
(iii)    “Debt” and “Liability” each mean a liability or a right to payment, whether or not the right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured.
(iv)    “Not have an unreasonably small amount of assets (or capital) for the businesses in which it is engaged or in which management has indicated it intends to engage” and “able to pay its Debts (including contingent Liabilities) as they become due” means having the ability to generate enough cash from investments, operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations (including contingent Liabilities) as they become due.

“Spin Agreements” means (i) that certain Distribution Agreement dated as of November 1, 1995 by and among ITT Corporation, ITT Destinations, Inc., and ITT Hartford Group, Inc. and agreements related thereto; and (ii) that certain Distribution Agreement dated as of October 25, 2011 by and among ITT Corporation, Exelis Inc. and Xylem Inc. and agreements related thereto.
“Subsidiary” means, with respect to any Person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first Person or a Subsidiary of such first Person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or Persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first Person and/or one or more Subsidiaries thereof.
“Tax Return” means any report, return, document, declaration or other information or filing that is filed or required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).
“Taxes” means any and all federal, state, local, foreign or other taxes, charges, fees, levies, or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, alternative minimum, gains, intangible, windfall or other profits, gross receipts, property, capital, sales, use, transfer, registration, property, inventory, license, capital stock, payroll, employment, unemployment, disability, social security, workers’ compensation, severance, stamp, customs, duties, occupation, premium or net worth, excise, escheat, withholding, ad valorem, value added, estimated or other tax, charge, fee, levy, or other assessments of any kind that is, has been or may in the future be imposed, assessed or collected by or under the authority of any Governmental Entity.
“Third Party Assumption Agreement” means any indemnity agreement, assumption agreement or any other agreement that may provide for the indemnity and/or assumption by a third party of Losses of any sort whatsoever (including Asbestos-Related Liabilities and Product Liabilities). For the avoidance of doubt, the Spin Agreements are each a Third Party Assumption Agreement.
“Transaction Document” means, collectively, this Agreement and all other agreements, certificates and instruments contemplated by this Agreement.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, all as of the date first written above.
ITT INC.

By: /s/ Mary Beth Gustafsson
Name: Mary Beth Gustafsson
Title: SVP, GC and Secretary

INTELCO MANAGEMENT LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

ITT LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

AIMCO LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

RULE INDUSTRIES LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

INDUSTRIES QSF LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

[Signature Page to the Membership Interest Purchase Agreement]

GOULDS PUMPS LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

GOULDS QSF LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

ITT WATER TECHNOLOGY (TX) LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

GOULDS PUMPS (PA) LLC

By: /s/ Craig E. Johnson
Name: Craig E. Johnson
Title: President, General Counsel and Secretary

SAPPHIRE TOPCO, INC.

By: /s/ Michael S. Thompson
Name: Michael S. Thompson
Title: Director

[Signature Page to the Membership Interest Purchase Agreement]